Exhibit 10.1

EXECUTION VERSION

LICENSE AND SUPPLY AGREEMENT

BETWEEN

ACERUS PHARMACEUTICALS SRL

and

AYTU BIOSCIENCE, INC.

Dated as of April 22, 2016

LICENSE AND SUPPLY AGREEMENT

This LICENSE AND SUPPLY AGREEMENT (this “Agreement”) is made and effective as of April 22, 2016 (the “Effective Date”) by and among Acerus Pharmaceuticals SRL, a society with restricted liability, having its principal office at Suite B, Durants Business Center, Durants, Christ Church, Barbados (“Acerus”) and Aytu Bioscience, Inc., a Delaware corporation, having its principal office at 373 Inverness Parkway, Suite 206 Englewood, CO 80112 (“Aytu”) (each of Acerus and Aytu being a “Party,” and collectively, the “Parties”).

WHEREAS, Acerus has identified and acquired the rights to the NGDD Technology (as defined below), designed and completed successful clinical trials for the Product (as defined below), established manufacturing methodologies and capabilities to meet commercial demand within required specifications for the Product, prepared and filed a New Drug Application for the Product approved by the FDA (as defined below) on May 28, 2014, developed and owns, or has exclusive rights to, all right, title and interest in and to certain patents, know-how and trademarks relating to the Product;

WHEREAS, Acerus has previously licensed the rights to develop, use, commercialize, distribute and sell Product in the Territory to Endo Ventures Bermuda Limited (“Endo”) pursuant to a License, Development and Supply Agreement dated November 23, 2014 (the “Endo Agreement”);

WHEREAS the Endo Agreement is in force as of the Effective Date but is due to terminate in accordance with the terms and conditions thereof on June 30, 2016 (or such other date as may be agreed by Acerus and Endo) (the “Transition Date”); and

WHEREAS, Aytu desires to obtain a license to develop, use, commercialize, distribute and sell Product following the Transition Date (or sooner if mutually agreed to by the Parties) and to obtain a supply of Product from Acerus, and Acerus is willing to grant such license and provide such supply on the terms and conditions set forth below;

NOW THEREFORE, in consideration of the mutual promises and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

The following terms, whether used in the singular or the plural, shall have the meanings designated to them under this Article unless otherwise specifically indicated.

1.1            “Acerus” has the meaning set forth in the preamble.

1.2           “Acerus’ COGS” shall mean all of Acerus’ costs to produce or procure supplies of the Product to the extent that such Costs would ordinarily be included as a cost of goods sold under International Financial Reporting Standards, as applied across all of Acerus’ products.

1.3           “Acerus Confidential Information” has the meaning set forth in Section 10.1.

1.4           “Acerus Indemnitees” has the meaning set forth in Section13.1.

1.5           “Acerus Intellectual Property” means the Acerus Patents and Acerus Know-How.

1.6           “Acerus Know-How” means any and all Know-How Controlled by Acerus at the Effective Date that is reasonably necessary to make, use, sell, offer for sale, import, market, promote, develop or commercialize the Product together with any Developed Technology in which Acerus has an ownership interest pursuant to Section 9.2), but, in each case excluding the Acerus Patents.

1.7           “Acerus Manufacturing Defect” has the meaning set forth in Section 13.3(a).

1.8           “Acerus Patent” means any patent or patent application (including, without limitation, any Developed Technology in which Acerus has an ownership interest pursuant to Section 9.2) in the Territory that is Controlled by Acerus at any time during the Term and that claims or would otherwise be infringed by the Product or any formulation or line extension thereof, or the Manufacture or use of Product or any such product or any formulation or line extension thereof, and any provisional, continuation, divisional, continuation in part application, substitution, reissue, renewal, reexamination, protection certificate, extension, registration and confirmation of any such patent or patent application. The Acerus Patents as at the Effective Date include those listed in Schedule 1.8.

1.9           “Acerus Trademarks” means the “Natesto™” trademark including United States Trademark Registration No. 4761006 and any other trademark related to the Acerus Intellectual Property or the Product that is owned or Controlled by Acerus as of or following the Effective Date.

1.10         “Accounting Standards” means the current accounting standards applicable to Aytu or Acerus, as applicable, for the relevant time period. As of the Effective Date, the Accounting Standards are U.S. GAAP for Aytu and International Financial Reporting Standards for Acerus, but in the event Aytu or Acerus, as applicable, adopts a different accounting standard, such as the International Financial Reporting Standards (in the case of Aytu), then such accounting standard shall become the Accounting Standards as of the effective date of its adoption, as applicable.

1.11         “Active Ingredient” means testosterone.

1.12         “Active Ingredient Specifications” means the specifications for the Active Ingredient to be used in Product, attached hereto as Schedule 1.12, as such specifications may be amended from time to time by mutual agreement of the Parties.

1.13         “Affiliate” means any company or entity controlled by, controlling, or under common control with a Party. For purposes of the definition of “Affiliate,” “control” and, with corresponding meanings, the terms “controlled by,” “controlling,” and “under common control with” means (a) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities, participating profit interest, or other ownership interests of a legal entity, or (b) the possession, directly or indirectly, of the power to direct the management or policies of a legal entity, whether through the ownership of voting securities or by contract relating to voting rights or corporate governance.

1.14         “Agreement” has the meaning set forth in the Preamble.

1.15         “ANDA” means an Abbreviated New Drug Application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA.

1.16         “Annual Net Sales” means Net Sales of the Product in any fiscal year beginning on July 1 and ending on June 30.

1.17         “Applicable Senior Officers” means the Chief Executive Officer and/or Chief Operating Officer of Aytu or his or her designee, and the Vice President, Finance of Acerus or his or her designee.

1.18         “Arbitration” has the meaning set forth in Section 15.11(c).

1.19         “Arbitration Request” has the meaning set forth in Section 15.11(d).

1.20         “Arbitrators” has the meaning set forth in Section 15.11(e)(i).

1.21         “Audited Party” has the meaning set forth in Section 7.8(b).

1.22         “Aytu” has the meaning set forth in the Preamble.

1.23         “Aytu Confidential Information” has the meaning set forth in Section 10.1.

1.24         “Aytu Indemnitees” has the meaning set forth in Section 13.2.

1.25         “Aytu Intellectual Property” means any Developed Technology that is owned solely by Aytu pursuant to Section 9.2.

1.26         “Aytu Share” has the meaning set forth in Section 7.5.

1.27         “Bankruptcy Laws” means Title 11 of the United States Code, 11 U.S.C. §§ 101 1330, as it may be amended from time to time, any successor statute or any applicable state or foreign laws relating to bankruptcy, dissolution, liquidation, winding up or reorganization.

1.28         “Batch” means batches of Product for commercial resale or supply or stability testing purposes in the sizes (“Standard Batch Size”) set forth in Schedule 1.28 hereto.

1.29         “BID Trial” means any clinical trial or study undertaken to obtain Regulatory Approval for twice-per-day dosing for the Product to be included on the approved Product label in the Territory, together with any related clinical development activities.

1.30         “Business Day” means any day except (a) Saturday, (b) Sunday (c) a day that is a federal legal holiday in the U.S. or (d) a day that is a legal holiday in Barbados.

1.31         “Cardiovascular PMR” means the postmarketing obligations applicable to the Product pursuant to Sections 505(o)(3) and 505(o)(4) of the FD&C Act, as more particularly described in the letter from the FDA to Endo (in its capacity as holder of the NDA for the Product on the applicable date) dated September 2, 2015 (and all such additional correspondence relating to such subject matter since such time, as applicable), a copy of which has been provided to Aytu prior to the Effective Date.

1.32         “Claims” has the meaning set forth in Section 13.1.

1.33         “Clinical Trial” means any clinical testing of Product in human subjects.

1.34         “Clinical Trial Material” means Product and placebo for administration to humans in Clinical Trials.

1.35         “CMC” means data, information, or procedures (as applicable) relating to the composition, Manufacture, or control of Product, which may be requested or required by a Regulatory Authority for Regulatory Approval, including but not limited to data, information, and procedures relating to structure, Manufacturing process, validation, characterization, container closure systems, stability, quality, and purity.

1.36         “Commercially Reasonable Efforts” means, with respect to a Party’s obligations under this Agreement, the carrying out of such obligations with a level of effort and resources consistent with the commercially reasonable practices of a similarly situated company in the pharmaceutical industry that would be applied to the development or commercialization of a pharmaceutical product comparable to the Product at a similar stage of development or commercialization (but explicitly ignoring the royalty, milestone and other payments due Acerus under this Agreement).

1.38         “Competing Product” means a pharmaceutical product that has as an approved indication, the treatment of primary or secondary hypogonadism in males.

1.39         “Confidential Information” has the meaning set forth in Section 10.1.

1.40         “Controlled” means, with respect to any item of Know-How or any intellectual property right, that a Party owns or has a license to such item or right and has the ability to grant to the other Party a license or sublicense under such item or right as provided for in this Agreement without violating the terms of any agreement or other arrangement with any Third Party in existence, as applicable.

1.41         “Credit Amount” has the meaning set forth in Section 7.3(c)(iv).

1.42          “Damages” has the meaning set forth in Section 13.1.

1.43         “Defending Party” has the meaning set forth in Section 13.3.

1.44         “Delivery Date” means the date for the delivery of Product to the delivery destination as stated in the applicable Purchase Order for such shipment, subject to the terms and conditions of this Agreement.

1.45         “Delivery Deposit” has the meaning set forth in Section 7.3(c)(i).

1.46         “Detail” means a face-to-face contact by a Representative of Aytu with a target prescriber in an individual or group practice setting, and during which the indicated uses, safety, effectiveness, contraindications, side effects, warnings and other relevant characteristics of the Product are described by the Representative in a fair and balanced manner consistent with the FD&C Act and all applicable laws. When used as a verb, “Detail” shall mean to engage in a Detail.

1.47         “Developed Technology” means Know-How conceived and reduced to practice or originally authored by or on behalf of one or both Parties pursuant to this Agreement and any intellectual property rights appurtenant thereto (including any patents and patent applications claiming such Know-How).

1.47          [RESERVED]

1.49         “Disclosing Party” has the meaning set forth in Section 10.1.

1.50         “Effective Date” has the meaning set forth in the Preamble.

1.51         “Endo” has the meaning set forth in the Preamble.

1.52         “Endo Agreement” has the meaning set forth in the Preamble.

1.53         “Existing CDA” has the meaning set forth in Section 15.2.

1.54         “FD&C Act” means the U.S. Federal Food, Drug, and Cosmetics Act (21 U.S.C. Section 301 et seq.), as amended.

1.55         “FDA” means the U.S. Food and Drug Administration.

1.56         “Field” means the treatment of hypogonadism in men.

1.57         “Finished Goods” means Product that is completely manufactured and packaged and released in a manner for sale or use, including trade or sample use, by an end user of such Product, in each case in accordance with Applicable Law and the Product Specifications.

1.59         “First Milestone” has the meaning set forth in Section 7.2.

1.60         “Full Time Basis” means, in the case of a Representative employed or otherwise engaged by Aytu to Detail the Product, the provision of not less than 37.5 hours of service to Aytu per week in connection with the Detailing of the Product and other Aytu products (provided, however, that for purposes of this Agreement, a Representative shall only be determined to be completing Primary Details of the Product on a Full Time Basis if not less than 66 2/3% of the Representative’s time is devoted to Primary Detailing of the Product).

1.61         “GAAP” means generally accepted accounting principles, consistently applied.

1.62         “Generic Product” means a product automatically substitutable (AB rated) for the Product at the retail pharmacy level within the Territory.

1.63         “IND” means an Investigational New Drug Application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA, the filing of which is necessary to commence a Clinical Trial.

1.64         “Indemnitee” has the meaning set forth in Section 13.3.

1.65         “Indemnitor” has the meaning set forth in Section 13.3.

1.66         “Initial Detailing Stage” has the meaning set forth in Section 6.4(a)

1.67         “Initial Term” has the meaning set forth in Section 14.1.

1.68         “Initiating Party” has the meaning set forth in Section 9.4(c).

1.69         “Invoiced Amount per Unit” has the meaning set forth in Section 7.3(c)(i).

1.70         “JCC” has the meaning set forth in Section 2.1.

1.71         “Know-How” means and includes conceptions, ideas, reductions-to-practice, innovations, inventions, processes, machines, equipment, compositions of matter, compounds, formulations, products, genetic material, improvements, enhancements, modifications, technological developments, know-how, methods, treatments, techniques, systems, designs, artwork, drawings, plans, specifications, blueprints, works, mask works, software, documentation, data and information (irrespective of whether in human or machine-readable form), works of authorship, and products, in each case whether or not patentable, copyrightable, or susceptible to any other form of legal protection.

1.72         “Long Term Inability to Supply” means, with respect to Product, Acerus’ failure to supply Aytu with at least fifty percent (50%) over any three (3) consecutive month period, in each case of the quantities of Product that Acerus is obligated to supply in accordance with the terms of this Agreement, for any reason other than force majeure, as such term is defined in Section 15.4.

1.73         “Manufacture” has the meaning given to such term in Section 5.1(a)(i).

1.74         “Materials” shall mean the components and materials used in the Manufacture of the Product, including raw materials (active and inert), API, and subassemblies (e.g., multi-dose dispensers of the Product and the components thereof) including packaging and labeling materials used to produce Finished Goods.

1.75         “Maximum Capacity” has the meaning set forth in Section 5.1(b)(i).

1.76         “NDA” means a New Drug Application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA.

1.77         “Net Sales” means the gross amount invoiced by Aytu, its Affiliates, or sublicensees for the sale of Product to Third Parties, less deductions, determined in accordance with Aytu’s standard accounting methods as generally and consistently applied by Aytu, for: (i) normal and customary trade, cash and quantity discounts actually allowed and properly taken, credits, price adjustments or allowances for damaged Products, returns, defects, recalls or rejections of Products or retroactive price reductions specifically identifiable to the Product; (ii) chargebacks and rebates (or the equivalent thereof, inclusive of patient co-pay coupons, cards or other co-pay assistance program deductions through point-of-care discounting or physical rebate couponing) granted to group purchasing organizations, managed health care organizations or to federal, state/provincial, local and other governments, including their agencies, or to trade customers and other amounts paid on sale or dispensing of the Product or to wholesalers for inventory management programs; (iii) freight, shipping insurance and other transportation expenses directly related to the sale (but not sampling) of Product (if actually borne by Aytu, its Affiliates, or sublicensees without reimbursement from any Third Party); (iv) required distribution commissions/fees (such as fees related to services provided pursuant to distribution service agreements with major wholesalers) payable to any Third Party providing distribution services to Aytu so long as the such commissions/fees are consistent with the distribution commissions/fees payable in respect to other branded prescription products commercialized by Aytu; (v) sales, value-added, excise taxes, tariffs and duties, and other taxes and government charges directly related to the sale, to the extent such items are included in the gross invoice price and actually borne by Aytu, its Affiliates, or sublicensees without reimbursement from any Third Party (but not including taxes assessed against the income derived from such sales) and (vi) amounts repaid or credited or provisions made for uncollectible amounts on previously sold Product.

“Net Sales,” as set forth in the above definition, shall be calculated in accordance with Aytu’s usual and customary accounting methods, which shall be in accordance with the Accounting Standards. Sales from Aytu to its Affiliates or sublicensees shall be disregarded for purposes of calculating Net Sales.

Notwithstanding anything to the contrary, to the extent Aytu, any Affiliate, or any sublicensee grants discounts (including, without limitation, trade, cash, and quantity discounts), retroactive price reductions, charge-back payments, credits, rebates, and similar payments or adjustments to managed health care organizations, pharmacy benefit management companies, health care insurance carriers, federal, state or local governments, their agencies, purchasers, reimbursers, or trade customers, including but not limited to wholesalers or other distributors, or any adjustments arising from consumer discount programs (any of the foregoing, a “Discount”), then, when any such Discount is based on sales of a bundled set of products in which a Product is included, or otherwise as an incentive or consideration for a Third Party to buy other products from Aytu, an Affiliate thereof, or any sublicensee, the Discount shall, for purposes of calculating Net Sales hereunder, be allocated to such Product on a pro rata basis based on the undiscounted sales value (i.e., the unit average undiscounted selling price multiplied by the unit volume, if available) of the Product relative to the sales value contributed by the other constituent products in the bundled set.

1.78         “NGDD Technology” means Acerus’ proprietary Nasal Gel Drug Delivery Technology, a technology, when combined with a drug compound, active ingredient, drug substance or active pharmaceutical ingredient, which results in a proprietary bioadhesive drug/gel combination or drug product designed to adhere to the interior lateral wall of the nasal cavity.

1.79         “Non-Binding Commitment” has the meaning set forth in Section 5.1(b)(i).

1.80         “Non-Defending Party” has the meaning set forth in Section 13.3..

1.81         “Non-Platform Improvement” has the meaning set forth in Section 9.2.

1.82         “OTC Version” shall mean any version of Product for use in the Field that has been approved by the FDA for sale to customers or patients in the Territory without a prescription.

1.83         “Packaging Specifications” means the packaging and labeling specifications for Product, attached hereto as Schedule 1.83, as such specifications may be amended from time to time by mutual agreement of the Parties.

1.84         “Party” or “Parties” has the meaning set forth in the Preamble.

1.85         “Person” means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

1.86         “Plant” means the premises that currently house the Manufacturing operations or such other FDA-approved facility for the purpose of Manufacturing hereunder.

1.87         “Platform Improvement” has the meaning set forth in Section 9.2.

1.88         “PMR Trial” means any clinical trial or study required to be undertaken with respect to the Product in order to comply with the terms and conditions of the C PMR.

1.89         “PMR Sponsor Group” has the meaning set forth in Section 3.3.

1.90         “Post-Approval Regulatory Submissions” has the meaning set forth in Section 4.2(a).

1.91         “Primary Detail” means a Detail during which the Product is the most prominent item presented during the applicable interaction and activities directly relating to the Product comprises, at a minimum, 66.66% of the time of the Detail.

1.92         “Product” means a drug product for use in men containing testosterone as its sole active pharmaceutical ingredient prepared using nasal gel drug delivery technology to treat hypogonadism in males, in any formulation and any dosage strength under development by Acerus and/or Aytu at any time before or during the Term, including NATESTO®, an authorized generic version thereof or ANDA therefor and any OTC Versions.

1.93         “Product Specifications” means the specifications for Product attached hereto as Schedule 1.93, including process specifications and analytical methods, as such specifications may be amended from time to time by the mutual agreement of the Parties, including, without limitation, such amendments as may be required to obtain or maintain Regulatory Approval for Product.

1.94         “Purchase Order” has the meaning given to such term in Section 5.1(b)(i).

1.95        [RESERVED]

1.96         “Quality Agreement” means the agreement to be entered into between the Parties no later than the Transition Date (which is assumed to be July 1, 2016 or earlier) concerning quality assurance, quality control, and validation related to the Manufacture of Product.

1.97         “Raw Materials” means, in relation to Product, the starting materials, Active Ingredient, excipients and packaging materials used in the Manufacture thereof.

1.99         "Raw Material Specifications” means the specifications relating to the handling, warehousing, and storage of Raw Materials attached hereto as Schedule 1.99 as such specifications may be amended from time to time by mutual agreement of the Parties.

1.100       “Receiving Party” has the meaning set forth in Section 10.1.

1.101       “Regulatory Approval” means, for Product, all permissions, approvals, licenses, registrations, authorizations, or clearances of any Regulatory Authority related to NDA #205488 that are necessary for the sale of such Product in any country in the Territory.

1.102       “Regulatory Authority” means the FDA and the authority(ies) that have responsibility for granting any FDA approval for the Manufacture, use and sale of Product in the Territory.

1.103       “Regulatory Requirements” means (a) all specifications, methods of Manufacture, and other information in NDA #205488 and thereafter related in any way to Product, and (b) all laws, rules, regulations, applicable regulatory guidance documents, and other requirements of any Regulatory Authority that govern Product, including its Manufacture, including but not limited to the requirements set forth in the FD&C Act, the quality system regulation (“QSR”) rules set forth in 21 Code of Federal Regulation (“C.F.R.”) Part 820, and the current good manufacturing practices regulations set forth in 21 C.F.R. Section 210 et seq. and 21 C.F.R. Sections 600-610 and the World Health Organization’s cGMP Guidelines (collectively, “cGMP”), and in each case, the foreign equivalents thereof, as any of the foregoing may be amended from time to time.

1.104       “Regulatory Submissions” means all applications, filings, dossiers and the like submitted to the FDA and associated with NDA #205488 (except for the existing IND associated with the BID Trial as at the date hereof).

1.105       “Renewal Term” has the meaning set forth in Section 14.1.

1.106       “Representative” means a sales representative employed by Aytu or subcontractor thereof to Detail the Product in accordance with the terms and conditions thereof.

1.107       “Requesting Party” has the meaning set forth in Section 7.8(b).

1.108       “sNDA” means a Supplemental New Drug Application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA.

1.109       “Safety Agreement” has the meaning set forth in Section 4.3(c).

1.110       “Specification” means each of the following as they relate to the Active Ingredient, Raw Materials and/or Product, as appropriate:

(a)          the Product Specifications,

(b)          the Raw Material Specifications,

(c)          the Packaging Specifications or

(d)          the Active Ingredient Specifications,

each as set forth in the schedules hereto and as may be amended, restated or otherwise modified from time to time by the Parties.

1.111       “Subcontractors” has the meaning set forth in Section8.4.

1.112       “Supply Price” has the meaning set forth in Section 7.3(a).

1.113       “Term” has the meaning set forth in Section 14.1.

1.114       “Territory” means the U.S.

1.115       “Third Party” means any Person other than Acerus, Aytu and their respective Affiliates.

1.116       “Threshold 1 Arbitrator” has the meaning set forth in Section 15.11(e)(i).

1.117       “Transition Date” has the meaning set forth in the Preamble.

1.118       “Unit” means a unit of Product comprised of one multi-dose dispenser filled with drug product in accordance with the Product Specifications.

1.119       “U.S.” means the United States of America and all territories thereof.

1.120       “Withholding Taxes” has the meaning set forth in Section 7.5.

ARTICLE 2

GOVERNANCE

2.1           Joint Commercialization Committee. The Parties’ development of Product (if any) and Aytu’s commercialization of the Product in the Territory under this Agreement shall be overseen by a Joint Commercialization Committee (the “JCC”) with responsibilities as described in this Article 2.

(a)          Membership. The JCC shall be composed of six (6) members, three (3) members appointed by each Party, including at least one commercial executive or his or her designee from each Party authorized to make decisions with respect to matters including, but not limited to, development and commercialization of the Product. Promptly following the Effective Date, each Party shall appoint its initial representatives to the JCC. Each Party may replace its JCC representatives at any time upon written notice to the other Party. Aytu will designate one of its representatives as the Chairperson of the JCC. The Chairperson shall be responsible for scheduling meetings, preparing and circulating an agenda in advance of each meeting (provided that either Party may request to include a specific item on any such agenda), preparing and issuing minutes of each meeting within thirty (30) days thereafter, revising such minutes to reflect timely comments thereon, and overseeing the ratification of such revised minutes.

(b)          Meetings. Prior to and during the first twenty-four (24) months following the Transition Date, the JCC shall meet a minimum of four (4) times per year, and thereafter the JCC shall meet a minimum of two (2) times per year. The Parties shall endeavor to schedule meetings of the JCC at least two (2) months in advance. Meetings of the JCC shall be held alternately at the headquarters of each of the Parties or at such location as may be mutually agreed by the Parties. Either Party may invite subject matter experts or other relevant personnel to attend any meeting of the JCC.

(c)          Responsibilities. The JCC shall:

(i)          Coordinate and monitor the planning and implementation of the commercialization of the Product, such monitoring and review to include a comprehensive review of the detailing efforts completed for the Product (Aytu to provide such information prior to the applicable JCC meeting);

(ii)         Review and approve the marketing plan for the Product on an annual basis (such marketing plan to be prepared and submitted to the JCC by Aytu sufficiently advance of the applicable JCC to permit review by Acerus), such marketing plan to include relevant details relating to the proposed commercialization strategy and tactics for the coming year, including, without limitation, proposed targeting methodology and lists, resourcing, Representative incentive compensation proposals, call plans and key marketing messages for the Product;

(iii)        Review results and progress of any BID Trial, PMR Trial or any other clinical trial undertaken in connection with the Product and discuss and prepare proposed amendments or modifications when such changes appear to be advisable to achieve the Parties’ Product development goals with respect to such matters;

(iv)        Facilitate the exchange of regulatory documents and other regulatory information between the Parties pursuant to ARTICLE 4;

(v)         Discuss the state of the markets for Product in the Territory and opportunities and issues concerning the commercialization of Product, including consideration of marketing and promotional strategy, marketing research plans, labeling, Product positioning and Product profile issues;

(vi)        Coordinate and monitor post-Regulatory Approval activities;

(vii)       Have authority to establish one or more other committees that report to the JCC and assist the JCC. Any committees formed beyond the JCC shall be subordinate to the JCC, shall have such membership and responsibilities as the JCC shall determine (provided that at least one representative from each Party shall be included on any such committee), and may be disbanded by the JCC at any time;

(viii)      Resolve, or attempt to resolve any disputes not resolved by any subordinate committee created by the JCC; and

(ix)         Perform such other functions as appropriate to further the purposes of this Agreement and as allocated to it in writing by the Parties.

2.2           Decision Making; Authority. The JCC shall make its decisions by consensus, with each Party’s representatives collectively having one vote. If the JCC is unable to reach consensus regarding a matter before it, the issue shall be presented by the JCC to the Parties’ Applicable Senior Officers for resolution. Once an issue has been presented to the Applicable Senior Officers, they shall have fifteen (15) days to make a final determination regarding the issue in dispute. In the event that the Applicable Senior Officers are unable to reach a final determination within such fifteen (15) day period, then Acerus shall have the final decision making authority over (i) the management of and payment for clinical development activities associated with the Cardiovascular PMR and PMR Trial (including relating to any agreements relating thereto to be entered into by Aytu with the PMR Sponsor Group or any members thereof), and (ii) decisions relating to the manufacture of Product which do not affect or change in any way the Specification, the Product NDA, or any other Regulatory Submission, (provided that Acerus shall have the ability to make specification changes necessary for the approval of a any modified or changed dispenser used for the Product, subject to Aytu’s written consent, such consent not to be unreasonably withheld, delayed or conditioned, it being understood that the economic value of such specification changes to Aytu apart from considerations of compliance with applicable law, regulations, or regulatory guidance with respect to safety and efficacy required for approval shall not be taken into account when determining the reasonableness of Aytu in this regard; provided, however, that Acerus shall use all commercially reasonable efforts to cooperate with Aytu to minimize any adverse economic consequences (such as Product returns) that may arise as a result of the implementation of any such modified or changed dispenser for the Product, and Aytu shall have authority to make the final decision with respect to all other issues relating to regulatory and commercialization.

2.3           General Principles.

(a)          The JCC and its subordinate committees have no authority beyond the specific responsibilities set forth in this Agreement with respect thereto. Any subordinate committee created by the JCC shall have such duties and responsibilities delegated to such committee by the JCC, as applicable, so long as such duties and responsibilities do not exceed the power and authority assigned to the JCC hereunder. In particular, and without limiting the generality of the foregoing, neither the JCC nor any subordinate committee thereof may amend or modify the terms or provisions of this Agreement.

(b)          Each Party shall ensure that its representatives to the JCC or any subcommittee thereof to have appropriate expertise and authority to serve as members of such committee. With the consent of the representatives of each Party serving on a particular committee, other representatives of each Party may attend meetings of that committee as observers. A meeting of the JCC or a subordinate committee thereof may be held by audio or video teleconference with the consent of each Party. Meetings of a committee shall be effective only if at least one representative of each Party is present or participating. Each Party shall be responsible for all of its own expenses of participating in committee meetings. Each Party shall use good faith and cooperative efforts to facilitate and assist the efforts of the committees.

(c)          Each committee shall continue to exist until the Parties mutually agreeing to dissolve it, and upon dissolution, the Parties shall discuss the assignment and assumption of the powers and duties of such committee.

(d)          The Parties may form any other committees as they shall mutually agree.

ARTICLE 3

Post marketing trials and obligations

3.1           Overview of Development. The Parties shall undertake any further development of Product and conduct and cooperate with respect to any clinical trials or studies (including, for greater certainty, any BID Trial or PMR Trial) in a collaborative and efficient manner in accordance with this Article 3.

3.2            BID Trial.

At its sole and complete discretion, Aytu may elect to, at its cost, conduct and complete a BID Trial (and submit the applicable Regulatory Submission to the applicable Regulatory Authorities) with respect to the Product with a view to obtaining an approved dosing protocol providing for twice-daily (“BID”) usage of the Product. Any such BID Trial (and associated Regulatory Submission) shall be completed at Aytu’s expense, provided that such trial shall be required to be conducted in accordance with the draft protocol developed therefor by Acerus (subject to such changes as Acerus may make in its discretion, acting reasonably), and Acerus shall be engaged and retained to manage and coordinate any such trial, including oversight of any Third Parties required to be engaged by Aytu in connection with the conduct of such trial. Acerus shall not be entitled to any compensation or reimbursement in connection with any such BID Trial (except for any direct third party pass-through costs invoiced and actually paid by Acerus in connection with its management and coordination pursuant to this Section 3.2, which are preapproved by Aytu in writing).

3.3           PMR Trial

(a)          As holder of the NDA for the Product following the Transition Date, Aytu acknowledges and agrees that the terms and conditions of the Cardiovascular PMR shall apply to it with respect to the Product, and Aytu agrees to undertake all necessary steps to comply with the terms and conditions of the Cardiovascular PMR, including cooperation and coordination with the other Third Parties subject to the Cardiovascular PMR (such Third Parties, the “PMR Sponsor Group”) in connection with the conduct and funding of any PMR Trial approved by the FDA (including, for greater certainty, entering into any agreement with the PMR Sponsor Group with respect to the conduct of any PMR Trial); provided, however, that Aytu shall not, without the consent of Acerus (not to be unreasonably withheld) be permitted to consent, compromise or agree to any matter with the FDA or the PMR Sponsor Group to the extent any such consent, compromise or agreement may increase the amount for which Acerus shall be responsible for in connection with the Cardiovascular PMR or PMR Trial in accordance with this Section 3.3. Aytu agrees to use all commercially reasonable efforts to ensure that Acerus is permitted to directly participate in any meetings or communications between Aytu, on the one hand, and the PMR Sponsor Group or the FDA, on the other hand, such that Acerus is permitted to provide its input in connection with the design, implementation or financial responsibilities associated with any PMR Trial or other obligations arising under the Cardiovascular PMR, and Aytu shall not conduct or consent to the conduct of any PMR Trial relating to the Product without the consent of Acerus, not to be unreasonably withheld.

(b)          Upon presentation of evidence detailing the amounts paid by Aytu to the PMR Sponsor Group or to any Third Party engaged to perform the PMR Trial in connection with the conduct of a PMR Trial for the Product, Acerus shall reimburse Aytu for any such amounts actually paid by Aytu or Aytu has the right to offset any such payment against Aytu’s future payment obligations under this Agreement as described below. In the event that Acerus fails to pay any undisputed amount owing under this Section 3.3(b), Aytu shall be entitled to set off any such amount (together with interest accruing at a rate equal to LIBOR (as published in The Wall Street Journal, New York edition) plus two percent (2%)) against any amounts owing (or that become owing in the future) by Aytu to Acerus under this Agreement (except for any Delivery Deposit associated with any delivery of Product either before or after the applicable non-payment by Acerus, which shall remain payable in all circumstances notwithstanding any amounts owing by Acerus to Aytu pursuant to this Section 3.4)).

ARTICLE 4

REGULATORY MATTERS

4.1           Transfer of the Product NDA and Related FDA Regulatory Submissions.

(a)          Promptly after the Transition Date, the Parties shall submit (or cause the necessary Third Party to submit) to the FDA executed letters in the form set forth in Schedule 4.1(a) in order to transfer legal and record ownership of the FDA Regulatory Submissions for the Product, including any INDs (other than the IND existing as at the date hereof for the BID Trial), the Product NDA and all supplemental submissions to Aytu. Aytu shall not transfer any such Regulatory Submissions for the Product, including any INDs and the Product NDA, to any other Person, without the express written consent of Acerus, except in connection with any permitted assignment of this Agreement in accordance with Section 15.3.

(b)          Pursuant to CFR Article 5, Section 314.72, Change in Ownership of an Application, the Parties shall fulfill the following requirements:

(i)          Acerus shall submit a letter or other document that states that all rights to the application have been transferred to Aytu;

(ii)         Aytu shall submit an application form and a letter containing the following:

(1)         Aytu’s commitment to agreements, promises, and conditions made by Acerus of which it has been informed and which in contained in NDA #205488;

(2)         The date that the change in ownership is effective; and

(3)         Either a statement that Aytu has a complete copy of the approved NDA, including supplements and records that are required to be kept under 314.81, or a request for a copy of the application from FDA’s files. In the event Aytu is required to make such a request from the FDA, Acerus shall be responsible for all related user fees under 20.45 of FDA’s public information regulations.

(A)         Aytu shall advise FDA about any change in the conditions in NDA #205488 under 314.70, except Aytu may advise FDA in the next annual report about a change in the Product’s label or labeling to change the Product’s brand or the name of its manufacturer, packer, or distributor.

(c)          Not later than five (5) Business Days after the Transition Date, Acerus shall transfer to Aytu (and cause any Third Party in possession thereof to transfer to Aytu) all other Regulatory Submissions for the Product in the Territory, and upon such transfer, Aytu shall be the legal and beneficial owner of such Pre-Approval Regulatory Submissions. Effective upon such transfer, Aytu shall, subject to the terms and conditions of this Agreement, have primary responsibility for dealings with the applicable Regulatory Authority with respect to the Product.

(d)          Acerus shall have a right of reference to all Regulatory Submissions for the Product made prior to the Effective Date or by or on behalf of Aytu or any sublicensee or Affiliate thereof in the Territory in connection with Acerus’ Regulatory Submissions for Product outside the Territory.

4.2           Post-Approval Regulatory Submissions.

(a)          As between the Parties, subject to the terms and conditions of this Agreement, Aytu shall have sole responsibility, at its own expense, for preparing, filing and maintaining all Regulatory Submissions for Product in the Territory after the date on which the Regulatory Submissions are transferred to Aytu pursuant to Section 4.1 collectively, “Post-Approval Regulatory Submissions”). Aytu shall use Commercially Reasonable Efforts to compile, submit and prosecute all Post-Approval Regulatory Submissions, in a format acceptable to the applicable Regulatory Authorities in the Territory. All Post-Approval Regulatory Submissions for Product in the Territory shall be filed in the name of Aytu. Aytu shall be responsible for all communications and other dealings with the Regulatory Authorities relating to the Post-Approval Regulatory Submissions and Aytu shall be the legal and beneficial owner of all Post-Approval Regulatory Submissions; provided, however, that no Post-Approval Regulatory Submission relating to the BID Trial, Cardiovascular PMR or any PMR Trial may be submitted by Aytu without the consent of Acerus.

(b)          Aytu shall promptly notify Acerus of all Post-Approval Regulatory Submissions that it submits, and shall promptly provide Acerus with a copy (which may be wholly or partly in electronic form) of such Post-Approval Regulatory Submissions. Aytu also shall promptly furnish Acerus with summaries of all material correspondence or material meetings with any Regulatory Authority relating to the Post-Approval Regulatory Submissions, and Aytu shall promptly furnish Acerus with copies of such correspondence or copies of minutes of such meetings.

4.3           Adverse Event Reporting.

(a)           Acerus shall submit copies of reports of adverse events to Aytu simultaneously with submission to the applicable Regulatory Authorities, and, following, transfer of Product Regulatory Submissions to Aytu pursuant to Section 4.1(c), Aytu shall submit copies of adverse events to Acerus simultaneously with submission to the applicable Regulatory Authorities in the Territory. Aytu shall be responsible for complying with all Regulatory Requirements and other legal requirements governing adverse events in the Territory that occur after the Transition Date. Each Party shall notify the other in a timely manner and in any event within twenty-four (24) hours of receiving any notice from a Regulatory Authority, independent review committee, data safety monitoring board or another similar clinical trial or post-marketing monitoring body alleging concern regarding a patient safety issue or other material information relevant to the safety or efficacy of Product.

(b)          Acerus shall be responsible for establishing and maintaining a global safety database for the Product. Not later than the Transition Date, the JCC (or a subordinate committee thereof) shall meet and establish procedures and guidelines for the operation of such database that are reasonably acceptable to Aytu, and the Parties agrees that it will abide by such procedures and guidelines.

(c)          As promptly as practicable following the Effective Date, but in no event later than the Transition Date, Aytu and Acerus will develop and agree upon safety data exchange procedures in a separate and detailed safety agreement (the “Safety Agreement”). Such agreement will describe the coordination of collection, investigation, reporting, and exchange of information concerning adverse events or any other safety problem of any significance, and product quality and product complaints involving adverse events, sufficient to permit each Party, its Affiliates, licensees or sublicensees to comply with its legal obligations. The safety data exchange procedures will be promptly updated if required by changes in legal requirements. In the event of any conflict or inconsistency between this Agreement and the Safety Agreement with respect to: (i) safety-related matters, the Safety Agreement shall prevail; and (ii) any other matter, this Agreement shall prevail.

4.4           Regulatory Correspondence.

(a)          Notification to Other Parties of Regulatory Correspondence. Each Party shall promptly (and in any event, within two (2) Business Days of the date of receipt of notice) notify the other Party in writing of, and shall provide the other Party with copies of, any correspondence and other documentation received or prepared by such Party in connection with any of the following events: (i) receipt of a material regulatory letter, warning letter, Form 483, or similar item, from any Regulatory Authority directed to the Manufacture, packaging, and/or storage of Product, any Acerus facility or any contract Manufacturing facility associated with Acerus’ supply of Product hereunder; (ii) any recall or correction of any Batch of Product; and (iii) any regulatory comments relating to Product requiring a response or action by a Party.

(b)          Regulatory Correspondence Requiring an Acerus Response. In the event that Acerus receives any material regulatory letter or comments from any Regulatory Authority directed to its development or Manufacture of Product requiring a response or action by Acerus, including, but not limited to, receipt of a Form 483 or a warning letter, Aytu (as applicable) will promptly provide Acerus with any data or information in Aytu’s possession that is required by Acerus in preparing any response relating to Acerus’ development or Manufacture of such Product, and will cooperate with Acerus’ reasonable requests related to Acerus preparing such response. To the extent reasonably practicable (subject to the time a response is mandated), Acerus shall provide Aytu with a copy of each such response for Aytu’s review and comment at least two (2) Business Days prior to Acerus’ submission of the response. Acerus shall give good faith consideration to any Aytu comments to each such proposed Acerus response and shall incorporate such comments to the extent Acerus deems necessary or appropriate. Acerus shall have the final decision with respect to any responses or actions required by such letter or comments which relate to clinical development of Product prior to transfer of Regulatory Submissions to Aytu pursuant to Section 4.1(c), Manufacturing of Product and those matters relating to the BID Trial, Cardiovascular PMR and PMR Trial pursuant to Section 3.3, and Aytu shall otherwise have the final decision with respect to any responses or actions required by such letter or comments following transfer of Regulatory Submissions to Aytu pursuant to Section4.1, including as may relate to the commercialization or regulatory aspects of Product.

(c)          Regulatory Correspondence Requiring an Aytu Response. In the event that Aytu receives any material regulatory letter or comments from any Regulatory Authority relating to the development or Manufacture of Product, Acerus (as applicable) will promptly provide Aytu with any data or information required by Aytu in preparing any response relating to Acerus’ development or Manufacture of Product, and will cooperate fully with Aytu in preparing such response. To the extent reasonably practicable (subject to the time a response is mandated), Aytu shall provide Acerus with a copy of each such response for Acerus’ review and comment at least two (2) Business Days prior to Aytu’s submission of the response. Aytu shall give good faith consideration to any Acerus comments to each such proposed Aytu response and shall incorporate such comments to the extent Aytu deems necessary or appropriate. Acerus shall have the final decision with respect to any responses or actions required by such letter or comments which relate to Manufacturing of Product and those matters relating to the BID Trial, Cardiovascular PMR and PMR Trial pursuant to Section 3.3, and Aytu shall otherwise have the final decision with respect to any responses or actions required by such letter or comments, including as may relate to Post-Approval Development Activities or the commercialization or regulatory aspects of Product.

4.5           Inspections. In the event that any Acerus facility or contract Manufacturing facility will be inspected by representatives of any Regulatory Authority directed to Acerus’ Manufacture of Product or Clinical Trial Material, Acerus shall notify Aytu promptly after learning of such inspection, and shall supply Aytu with copies of any correspondence or portions of correspondence which relate to Product. Following any such inspection, Acerus shall provide Aytu with a written summary of that portion of the inspection that was relevant to Product or Clinical Trial Material within seven (7) Business Days of such inspection. To the extent any remedial action is required following any such inspection, Acerus shall provide Aytu with a remediation plan not later than ten (10) Business Days following notification by a Regulatory Authority of the need for remedial action, and Aytu shall have a right to provide written comments on such remediation plan not later than ten (10) Business Days after receipt thereof from Acerus, and Acerus shall consider in good faith any such written comments and use reasonable efforts to incorporate them into its remediation plan.

4.6           Product Recalls and Withdrawals. In the event that a Party becomes aware that Product may not comply with applicable law, rules or regulations (either by notification from a Regulatory Authority or otherwise) and/or that a recall or withdrawal of Product may be desirable, such Party shall promptly notify the other Party. If Acerus is the Party that first becomes aware of the necessity/desirability of Product recall or withdrawal, Acerus shall provide Aytu with the notice described above and upon receipt of such notification (or in the event that Aytu is the first Party to become aware of the necessity/desirability of Product recall or withdrawal), Aytu shall undertake an appropriate investigation and make a determination with respect to the disposition of any such matter, including determining whether Product shall be recalled or withdrawn. If Aytu determines that Product shall be recalled, Aytu shall develop and implement a plan to conduct such recall. The Party that is predominantly responsible for the applicable Product’s non-compliance with applicable rules and regulations shall bear all third party costs and expenses actually incurred and associated with conducting such recall in accordance with such recall plan, unless such recall results predominantly from the other Party’s material breach of its obligations under this Agreement or unless such recall otherwise predominantly results from the gross negligence or wrongful intentional acts or omissions of the other Party, in which case the other Party shall bear all third party costs and expenses actually incurred and associated with such recall. If neither Party is predominantly responsible or responsibility cannot be ascertained as to the cause of the applicable non-compliance, the Parties shall share equally the third party costs and expenses of such recall. In all cases, each Party shall use Commercially Reasonable Efforts to implement any recall of Product.

ARTICLE 5

MANUFACTURE AND SUPPLY OF PRODUCT

5.1           Supply and Purchase of Product.

(a)          Manufacture and Supply of Product and Raw Materials.

(i)          Acerus shall be responsible for the production, manufacture, testing, packaging and all related activities, including, without limitation, warehousing and storage of the Product prior to delivery to Aytu in accordance with Section 5.1(c) below and supplying final packaged materials (collectively, the “Manufacture”), of and with respect to Clinical Trial Materials and Product in accordance with this Section 5, and carrying out quality assurance in accordance with the Quality Agreement. Subject to Section 5.2, during the Term, Aytu, its Affiliates and sublicensees shall purchase all of its requirements of Product from Acerus. Clinical Trial Materials, placebo dispensers and Product shall be supplied in accordance with the following provisions. In consideration for Acerus’ supply of Product, Aytu will pay Acerus the Supply Price and other consideration payable under this Agreement.

(1)         Subject to the provisions of this Article 5, Acerus shall Manufacture Clinical Trial Materials and Product in accordance with the quantity requirements of Aytu, its Affiliates, licensees and sublicensees, and shall not Manufacture, supply or sell Clinical Trial Materials or Product for or to any Third Party for use in the Territory.

(2)         All Clinical Trial Materials and Product shall be Manufactured by Acerus at the Plant in accordance with the terms of this Agreement, the Regulatory Approval, Regulatory Requirements, all other applicable laws and regulations, the Product Specifications, cGMP and the Quality Agreement using Acerus Intellectual Property and, where appropriate, in accordance with and using Aytu Intellectual Property.

(3)         Acerus shall have additional responsibilities for Clinical Trial Materials and Product as set forth in the Quality Agreement. In the event of any conflict or inconsistency between this Agreement and the Quality Agreement this Agreement shall prevail. Acerus shall have sole responsibility for disposing of all wastes arising from Manufacture in accordance with all applicable laws, rules and Regulatory Requirements.

(4)         Acerus shall supply Aytu with reasonable quantities of placebo dispensers as requested by Aytu in writing from time to time, and shall provide such placebo dispensers in finished form. Placebo dispensers shall be supplied within ninety (90) days after any such request (provided, however, that any such request shall be made in even multiples of the standard batch size for such items set out in Schedule 1.28 and provided further that placebo dispensers shall be included in the Master Production Plans submitted by Aytu in accordance with Section 5.1(b)) and at a cost equal to 100% Acerus’ out of pocket third-party expenses applicable at the date of delivery of such items (to be paid in full within forty-five (45) days of the applicable delivery in accordance with Section 5.1(c)(ii)).

(5)         Acerus will supply the Clinical Trial Materials and Product in finished form, labeled and packaged in bulk containers. Acerus shall be responsible for purchasing all raw materials from sources pre-approved in writing by Aytu and Acerus shall only use such pre-approved raw materials for the manufacture of the Products. Acerus shall not directly or indirectly develop, manufacture, bulk package, label, test, market or sell the Product to any party in the Territory other than Aytu.

(b)          Forecasts; Orders.

(i)          On or before the last working day of each calendar month during the Term, Aytu shall furnish to Acerus a written twenty-four (24) month forecast of the quantities of Product (including Clinical Trial Materials) and placebo dispensers that Aytu intends to order from Acerus during such period (the “Master Production Plan”). The first three months of each Master Production Plan shall, subject to Section 5.1(b)(iii), be deemed to be a binding, non-cancellable purchase order and shall be accompanied by any other information required under Section 5.1(c) (the “Purchase Order”). The following twenty-one (21) months of the Master Production Plan shall be Aytu’s non-binding, good faith estimate of such requirements based on forecasted demand (“Non-Binding Commitment”). Schedule 5.1(b)(i)-A sets out the maximum annualized and quarterly volumes of Product able to be manufactured by Acerus as at the date hereof (such maximum volumes to be reviewed on an annual basis by Acerus and Aytu and increased (but for avoidance of doubt, without the consent of Aytu, not decreased) as may be warranted by market conditions and reasonably practicable from time to time) (the “Maximum Capacity”).

(ii)         Each Master Production Plan and included binding Purchase Order shall be deemed to be automatically accepted, and shall be binding on Acerus and Acerus will be required to supply the Product and Clinical Trial Materials set forth in a Purchase Order, unless the Purchase Order terms violate the requirements set forth in this Section 5. In the event of any conflict or inconsistency between this Agreement and any Purchase Order, this Agreement shall prevail.

(iii)        Should: (A) any new Purchase Order include volume of Product in a given month that exceeds one hundred fifty percent (150%) of amount set forth in the most recent Non-Binding Commitment provided by Aytu to Acerus pursuant to Section 5.1(b)(i) in respect of such month, (B) any Purchase Order include volume of Product that, when added with volumes included in the twelve (12) month period or three (3) month period, as applicable, prior to the date of the applicable Purchase Order, is in excess of the Maximum Capacity for such period, or (C) Aytu desires to increase the amount of Product to be Manufactured pursuant to any already submitted Purchase Order, then Acerus shall use Commercially Reasonable efforts to comply with such requested changes.

(c)          Purchase of Product; Deliveries.

(i)          Except to the extent the Parties may otherwise agree with respect to a particular shipment, unless the Parties otherwise agree in writing, all orders for Product placed hereunder shall be submitted to Acerus according to the procedures described in Section 5.1 of this Agreement. Each Purchase Order for Product shall specify: (A) the type of Product being ordered (i.e., whether the Product is intended for trade, samples or Clinical Trial Materials); (B) the amount of such Product being requested (which shall be in accordance with this Section 5.1 and be in even multiples of the Standard Batch Size unless otherwise agreed by Acerus); (C) the requested Delivery Dates, such Delivery Date to be not less than ninety (90) days following submission of the Purchase Order to Acerus in accordance with Section 5.1(b)(ii); and (D) the aggregate Delivery Deposit payable in connection with the ordered Product (calculated in accordance with Section 7.3). Acerus shall supply Product in such quantities on the Delivery Dates set forth in the Purchase Order.

(1)         Acerus shall furnish to Aytu with each shipment of Product ordered by Aytu hereunder, (i) a certificate of analysis reflecting that such Product and any Raw Materials used conform to the relevant Specifications and (ii) all documentation required by law, Regulatory Requirements or any Regulatory Authority having jurisdiction over such shipment to be provided by a manufacturer of the Product.

(2)         Aytu shall not be required to take receipt of a Batch of Product with less than twenty four (24) months of remaining shelf life, provided that Aytu and Acerus may nonetheless negotiate in good faith for Aytu to purchase any Batch not meeting the foregoing remaining shelf-life requirement.

(ii)         Property in, title to, and risk of loss of or damage to, all Raw Materials and Product shall remain with Acerus and pass to Aytu only upon delivery to Aytu on an EXW-Plant (Incoterms 2010) basis. Acerus shall provide all reasonably requested documentation in connection with any shipment of Product, and Aytu shall provide Acerus with copies of any shipping-related documentation required by Acerus in order to comply with applicable laws or regulations.

(iii)        In the event that Product shall fail to strictly conform with the Specifications, Aytu shall reject such Product by giving written notice to Acerus within (1) thirty (30) days after receipt by Aytu (in the case of patent defects) or (2) twenty five (25) days from the date when Aytu learned of such defects (in the case of latent defects) in such Product. Any notice given hereunder shall specify the manner in which Product fails to conform to the Purchase Order or fails to meet the Specifications.

(iv)        Aytu acknowledges and agrees that Acerus shall be entitled to deliver a quantity of Product that is not more than 10% less or greater than the amount set out in any accepted Purchase Order, and that such delivery shall not entitle Aytu to reject the applicable Product despite the failure of the delivered quantity to strictly conform to the amount set out in the applicable Purchase Order.

(1)         If it is determined by agreement of the Parties (or in the absence of agreement of the Parties, by a mutually acceptable independent laboratory or consultant whose fees shall be paid by the non-prevailing Party) that the non-conformity is due to damage to Product (i) caused by Aytu or its agents or (ii) which occurs subsequent to delivery of such Product to Aytu in accordance with Section 5.1(c)(ii), Acerus shall have no liability to Aytu with respect thereto. If the non-conformity is caused by any other reason than those set forth in the immediately preceding sentence, Aytu shall be entitled to reduce the amount of any Supply Price or other amounts due by an amount equal to the price for such non-conforming Product. If payment for non-conforming Product has previously been made by Aytu, at Aytu’s option, (i) Acerus shall pay Aytu the amount of such credit, (ii) Aytu may offset the amount thereof against other amounts then due to Acerus hereunder or (iii) Acerus shall replace such non-conforming Product with conforming Product at no additional cost or expense to Aytu.

(2)         In any case where Aytu rejects non-conforming Product, Aytu shall await written instructions from Acerus as to further disposition of the non-conforming Product. If Acerus does not provide such instructions within ninety (90) days of receipt of Aytu’s rejection notice, Aytu shall dispose of Product and invoice Acerus for the costs of disposal. In any event, Aytu may retain samples of non-conforming Product for the purpose of determining any dispute.

(3)         The rights, remedies and obligations set forth in this Section 5.1(c) shall be the sole rights, remedies and obligations that either Party may otherwise have with respect to non-conforming Product.

(d)          Capacity. Subject to the terms and conditions of this Agreement, and in particular Section 5.1(b)(iii), Acerus shall ensure that Aytu’s Product requirements are met. In the event that Acerus becomes aware at any time of any matter, circumstance or event which might reasonably be expected to give rise to an inability to supply Product based on Aytu’s most recent forecasts (including that the quality standards set forth herein and in the Quality Agreement have been materially compromised such that Acerus may not be able to supply Product Manufactured to the Product Specifications and/or comply with Regulatory Requirements), Acerus shall give prompt written notice of such matter, circumstance or event to Aytu, including without limitation, the cause thereof, the anticipated length of such delay or shortfall and the action to be taken to reduce, minimize or remove the adverse effects of any such delay. Within fifteen (15) days after receipt of such a notice from Acerus, Aytu and Acerus shall meet with a view to agreeing to action as may be necessary to ensure that no interruption of supply or shortfall in quantities of Product occurs. This Section 5.1(d) is not intended to lessen or alter Acerus’ supply obligations set forth in this Section 5.1.

5.2           Notwithstanding the foregoing Section 5.1, in the event that Acerus determines in its sole discretion that it would like Aytu to assume responsibility for obtaining supply of Products or Clinical Trial Materials from Acerus’ third-party manufacturer thereof or another supplier, the Parties shall negotiate in good faith to enter into a new agreement mutually acceptable to the Parties to provide for an Aytu technology transfer and royalty-bearing license to make and have made Products on economic terms, including a royalty rate that provides for substantially the same net profit to Acerus as provided by the Supply Price hereunder and milestone payments on substantially the same terms as those set forth hereunder, in all cases taking into account any changes to the Parties’ relative economic risks of the new agreement compared to this Agreement.

5.3            In the event that a Long Term Inability to Supply with respect to the Product has occurred and is continuing, Aytu shall have the right to purchase Product from one or more alternative Third Party suppliers and require Acerus to transfer to Aytu and such Third Party supplier all of the technology necessary for such Third Party supplier to carry out its supply obligations. Upon any transfer contemplated in this Section 5.3, the Parties shall negotiate in good faith to enter into a new agreement mutually acceptable to the Parties to provide for a royalty-bearing license including a royalty rate that provides for substantially the same net profit to Acerus as provided by the Supply Price hereunder and milestone payments on substantially the same terms as those set forth hereunder, in all cases taking into account any changes to the Parties’ relative economic risks of the new agreement compared to this Agreement

ARTICLE 6

COMMERCIALIZATION

6.1           Commercialization. Subject to the terms and conditions of this Agreement, Aytu shall have sole responsibility and decision-making authority for commercialization of Product in the U.S.. Aytu will use Commercially Reasonable Efforts in commercializing the Product. Aytu shall be solely responsible for all costs and expenses associated with its commercialization of Product in the Territory.

6.2           Documentation Sharing. Aytu shall provide to the JCC copies of the material finalized documents so generated for the Product that relate to launch and commercialization planning at the same time as they are provided to Aytu management personnel responsible for oversight of such activities (including, without limitation, the marketing plan referred to in Section 2.1(a)).

6.3           Transition Date Obligations. Aytu shall ensure that it is able to commercialize, distribute and sell Product by the Transition Date.

6.4           Detailing.

(a)          For the period commencing on September 30, 2016 and expiring on the second anniversary date of the Transition Date (the “Initial Detailing Stage”) Aytu shall maintain a sales force of not less than the number of Representatives set out in Schedule 6.4 completing Primary Details of the Product on a Full Time Basis (and not completing any Primary Details for any other product) for the period.

(b)          After expiry of the two (2) year period referred to in Section 6.4(a), Aytu shall, for each period commencing on each anniversary date of the Transition Date until the subsequent anniversary date of the Transition Date maintain a sales force of Representatives completing Primary Details of the Product on a Full Time Basis (and not completing any Primary Details for any other product) of not less than the number set out in Schedule 6.4.

(c)          On a semi-annual basis after the Transition Date (i.e. on the date that six (6) months after the Transition Date and each anniversary date of the Transition Date, and on each anniversary date of the Transition Date), Aytu shall deliver a report to Acerus certifying that, during the applicable preceding six (6) month period, it has been in compliance with the applicable representative requirements pursuant to Section 6.4(a) and 6.4(b), as applicable, such report to set out, inter alia, the number of representatives engaged by or on behalf Aytu on a Full Time basis throughout the applicable period. Notwithstanding the foregoing, the Parties agree that if in any report delivered pursuant to this Section 6.4(c) in respect of a given semi-annual period, Aytu has not complied with the applicable representative requirements in Section 6.4(a) and 6.4(b), as applicable, but has maintained at least 90% of the number of representatives required throughout the six-month period, it will not be in breach of its obligations pursuant to Section 6.4(a) and 6.4(b), as applicable, if, and only if, the next subsequent semi-annual report due pursuant to this Section 6.4(c) demonstrates that Aytu has been in compliance with the applicable representative requirements pursuant to Section 6.4(a) and 6.4(b), as applicable for the six month period covered by such subsequent report.

(d)          The Parties agree that any breach of this ARTICLE 6 by Aytu shall constitute a material breach of this Agreement.

(e)          Aytu acknowledges and agrees that Acerus is in discussions with Endo with respect to a transition services agreement (“TSA”) relating to, inter alia, the treatment of certain reporting and payment obligations associated with the sale and distribution of the Product by Endo prior to the Transition Date. The Parties agree to negotiate in good faith an arrangement whereby either: (a) Aytu is directly party to the TSA with Endo and Acerus (or is assigned the rights and obligations of Acerus thereunder); or (b) Aytu and Acers shall enter into such separate agreements, arrangements or understandings as are necessary to provide for Aytu performing, on Acerus’ behalf, those responsibilities set out in the TSA with Endo relating to the ongoing commercialization of the Product including, without limitation, ongoing reporting obligations, obligations with respect to Medicaid and Medicare Product listing and return processing following the Transition Date (it being understood that Aytu may be required to process and issue certain payments for any returned goods sold prior to the Transition Date, pending reimbursement by Endo in accordance with the terms and conditions of the TSA).

ARTICLE 7

PAYMENTS

7.1           Upfront Payments.

(a)          On each of the following dates, Aytu shall pay Acerus a non-refundable, non-creditable payment of the stated amount:

(i)          two Million Dollars ($2,000,000) on the Effective Date;

(ii)         two Million Dollars ($2,000,000) on September 5, 2016; and

(iii)        four Million Dollars ($4,000,000) on January 1, 2017,

in each case, in consideration of the development (including clinical trials), regulatory activities and establishment of manufacturing methodologies and capabilities with respect to the Product undertaken by Acerus prior to the Effective Date.

(b)          Aytu agrees that upon any termination of this Agreement prior to the date on which any of the amounts payable pursuant to Section 7.1(a)(ii) or 7.1(a)(iii) are owing (except any termination of this Agreement by Aytu: (i) as a result of a material breach by Acerus in accordance with Section 14.2(c); (ii) pursuant to Section 14.2(d); or (iii) pursuant to Section 14.2(e)), the obligations in Section 7.1(a)(ii) and 7.1(a)(iii) shall survive and such obligations shall, notwithstanding any such termination, remain payable on the dates set forth therein.

7.2           Milestone Payments.

(a)          Aytu shall make the following one-time nonrefundable, non-creditable (except as related to any exercise of Aytu’s rights of set-off pursuant to Section 3.3(b) in connection with any PMR Trial) payments to Acerus within forty-five (45) days after the first achievement of the corresponding event set forth below for Product (for the purpose of clarity: (i) a payment set forth below, if payable, will only be paid once, so that the maximum payable by Aytu under all of the milestones would be $37,500,000; and (ii) in the event that one or more milestone events occur simultaneously, the payments associated with each such milestone event shall be payable):

Milestone Event	Payment

Net Sales during any four (4) consecutive calendar quarter period equal or exceed twenty-five million dollars ($25,000,000) in the aggregate	two million, five hundred thousand dollars ($2,500,000) (the “First Milestone”)

Net Sales during any four (4) consecutive calendar quarter period equal or exceed fifty million dollars ($50,000,000) in the aggregate	five million dollars ($5,000,000)

Net Sales during any four (4) consecutive calendar quarter period equal or exceed seventy-five million dollars ($75,000,000) in the aggregate	seven million, five hundred thousand dollars ($7,500,000)

Net Sales during any four (4) consecutive calendar quarter period equal or exceed one-hundred million dollars ($100,000,000) in the aggregate	ten million dollars ($10,000,000)

Net Sales during any four (4) consecutive calendar quarter period equal or exceed one-hundred twenty five million dollars ($125,000,000) in the aggregate	twelve million, five hundred thousand dollars ($12,500,000)

For the avoidance of doubt, any four (4) consecutive calendar quarter period described in the table above may span over two (2) calendar years.

(b)          Aytu agrees that upon any termination of this Agreement prior to the date on which the First Milestone is otherwise payable pursuant to Section 7.2(a) (except any termination of this Agreement by Aytu: (i) as a result of a material breach by Acerus in accordance with Section 14.2(c); (ii) pursuant to Section 14.2(d); or (iii) pursuant to Section 14.2(e))), the First Milestone shall be immediately payable on the effective date of termination of this Agreement.

7.3           Supply Price of Product.

(a)          Supply Price. The price for Product (except for supply of Clinical Trial Materials and placebo dispensers, which shall be supplied in accordance with Section 5.1(a)(i)(4)) (the “Supply Price”) to be paid by Aytu shall be the greater of (i) one-hundred fifteen percent (115%) of Acerus’ COGS for the Product (calculated in United States Dollars using the applicable daily rate of exchange on the date of the invoice delivered in accordance with Section 7.3(c) upon delivery of applicable Product, as published in The Wall Street Journal, New York edition), or (ii) the amount calculated below:

Period	Applicable Percentage of Net Sales Payable as Supply Price

First twelve (12) months following Transition Date	10%

Subsequent twelve (12) month period	16%

Remainder of Term	25%

(b)          Step Down. Upon the expiration or invalidation of the last-to-expire (or be invalidated) Acerus Patent, the Supply Price shall be reduced to an amount equal to the sum of (A) one hundred fifteen percent (115%) of Acerus’ COGS at such time and (B) fifty percent (50%) of the difference between the Supply Price and one hundred fifteen percent (115%) of Acerus’ COGS at such time; provided that no reduction of Supply Price pursuant to this Section shall reduce the Supply Price to an amount lower than one-hundred fifteen percent (115%) of Acerus’ COGS in effect from time to time.

(c)          Payments.

(i)          Acerus shall invoice Aytu for all Product delivered to Aytu in accordance with Section 5.1(c)(ii) an amount equal to one hundred fifteen percent (115%) of the United States dollar equivalent of Acerus’ COGS for such Product (calculated in United States dollars using the applicable daily rate of exchange on the date of the invoice delivered in accordance with Section 7.3(c), as published in The Wall Street Journal, New York edition) (on a per Unit basis, the “Invoiced Amount per Unit”). Aytu shall pay any undisputed amount of such invoice (but without obligation to pay such amount for any Product delivered that is rejected in accordance with Section 5.1(c)(iii)) not later than thirty (30) days following Aytu’s receipt of such invoice (such payment being the “Delivery Deposit”).

(ii)         Not later than twenty-one (21) days following the end of each calendar quarter during the Term, Aytu shall provide Acerus with a report detailing Aytu’s reasonable estimate as of the date of such report for the Supply Price applicable to the Products supplied hereunder during the immediately preceding calendar quarter.

(iii)        Within forty five (45) days after the end of each applicable calendar quarter, Aytu shall deliver a report setting out the number of Units sold during the applicable calendar quarter, the Supply Price payable and the aggregate Delivery Deposits previously paid in respect of Units sold in the applicable calendar quarter and shall pay to Acerus the Supply Price less the aggregate Delivery Deposits paid in respect of Units of Product sold in such calendar quarter and any Credit Amount in existence as of such date.

(iv)         If the Supply Price based on Net Sales in a given quarter is less than the aggregate Delivery Deposits paid in respect of Units of Product sold during such calendar quarter, then no additional amount shall be payable to Acerus in respect of such quarter pursuant to Section 7.3(c)(iii), and the difference between the aggregate Delivery Deposits paid in respect of Units of Product sold during such calendar quarter and the Supply price calculation for such quarter (a “Credit Amount”) shall be credited against any amount otherwise payable to Acerus pursuant to Section 7.3(c)(iii) in respect of future quarters in that Aytu fiscal year (and not, for greater certainty, in respect of any future quarters in any other calendar year).

(v)         Not later than forty-five (45) days after the end of each fiscalYear beginning with the fiscal year beginning on July 1, 2016 and ending on June 30, 2017 (so that the first report under this Section 7.3(c)(v)shall occur during the first forty-five (45) days after June 30, 2017), Acerus shall notify Aytu in a report in reasonable detail of the Acerus’ COGS for the Product during the preceding calendar year, which United States dollar equivalent to the Acerus’ COGS (calculated in United States Dollars using the applicable daily rate of exchange on the date of the invoice delivered in respect of the applicable Product in accordance with Section 7.3(c), as published in The Wall Street Journal, New York edition) shall be applicable to Supply Price determination for the calendar year in which such notification is made. From the Effective Date until the date of delivery of the first report to be delivered in accordance with this Section 7.3(c)(v), the Acerus’ COGs for the Product shall be as set out in Schedule 7.3(c)(v).

7.4           Payment Method. All payments due under this Agreement to Acerus shall be made by bank wire transfer in immediately available funds to an account designated by Acerus. All payments due under this Agreement to Aytu shall be made by bank wire transfer in immediately available funds to an account designated by Aytu.

7.5           Taxes. If Aytu determines that it is required by any applicable laws or regulations to withhold any taxes from any payment made pursuant to this Agreement (“Withholding Taxes”), Aytu will (a) be responsible for such Withholding Taxes up to an amount equal to not greater than five per cent (5%) of the applicable payment amount to be made (the “Aytu Share”); (b) withhold from Acerus only such Withholding Taxes in excess of the Aytu Share, (c) pay all applicable Withholding Taxes to the proper taxing authority, (d) pay to Acerus the remittable payment, reduced only by the Aytu Share and (e) send evidence of the Withholding Taxes obligation together with proof of the Withholding Taxes payment to Acerus within thirty (30) days following a Withholding Taxes payment.

7.6           Interest. If either Party fails to make any payment due under this Agreement within thirty (30) days of the date upon which such payment is due, then interest shall accrue on such payment on a daily basis from the date such payment was originally due at a rate equal to LIBOR (as published in The Wall Street Journal, New York edition) plus two percent (2%), or at the maximum rate permitted by applicable law, whichever is the lower, and such interest shall be paid when such payment is made.

7.7           Currency Exchange. All amounts referred to in this Agreement are expressed in, and all payments to Acerus hereunder will be payable in, U.S. Dollars.

7.8           Records.

(a)          Retention.

(i)          Acerus Records. After the Effective Date, Acerus shall keep for at least three (3) years following the end of the calendar year to which they pertain complete records of all matters relating to all development work on Product done by Acerus and, as may be further described in the Quality Agreement, to Manufacturing of Product (including as are necessary or useful in calculation of Acerus’ COGS for the Product). Such recordkeeping obligations shall survive any expiration or termination of this Agreement for the time period provided herein.

(ii)         Aytu Records. Aytu shall keep for at least three (3) years following the end of the calendar year to which they pertain complete records of Net Sales of Product in the Territory and detailed customer relationship management records evidencing and providing particulars with respect to all Details the Product (including, without limitation, the date, time, name of representative, name of health care practitioner Detailed and other pertinent information in order to permit Acerus to evaluate Aytu’s compliance with ARTICLE 6 of this Agreement). Such record keeping obligation shall survive any expiration or termination of this Agreement for the time provided herein.

(b)          Access to Records. Subject to the other terms of this Section 7.8, either party (the “Requesting Party”) may audit the records of the other Party (the “Audited Party”). If the Audited Party is Aytu, the records to be audited are records regarding Net Sales (including, for greater certainty, the Supply Price applicable in respect of all Net Sales) or Aytu’s compliance with ARTICLE 6 of this Agreement (including detailed information relevant to the number of Representatives engaged by or on behalf of Aytu with respect to the Product and the Primary Details completed thereby). If Acerus is the Audited Party the records to be audited are records regarding Manufacturing. Such audit shall be conducted (i) after at least thirty (30) days prior written notice from the Requesting Party, (ii) at the facility(ies) where the applicable records are maintained, (iii) without disruption to operations of the Audited Party (to the extent reasonably practicable, such examination shall be completed within five (5) Business Days), and (iv) no more frequently than once in any calendar year. The audit shall be conducted by (1) a nationally recognized independent certified public accountant selected by the Requesting Party (but not the accountant that conducts or has within the past three (3) years conducted the audit of such Requesting Party’s financial statements) or (2) in the case of an audit of Acerus’ development work on Product, professionals of Aytu’s choosing having the appropriate scientific and/or regulatory background and experience. The auditor will execute a written confidentiality agreement with the Audited Party that is substantially similar to the confidentiality provisions of ARTICLE 10 and limiting the disclosure and use of information obtained from such audit to authorized representatives of the Parties and the purposes germane to this Section 7.8. The auditor will disclose to the Requesting Party only the amount and accuracy of costs or payments, as applicable, reported and actually paid or otherwise payable under this Agreement. The auditor will send a copy of the report to both Parties at the same time. The Requesting Party shall be responsible for expenses for the audit, except that the Audited Party shall reimburse the Requesting Party up to $25,000 for such independent accountant documented services if the independent accountant determines that payments made by the Audited Party are less than ninety five percent (95%) of the amount actually owed for the period of the audit (or if, in the case of Aytu, it is determined that Aytu has not complied with the provisions of ARTICLE 6 of this Agreement during the applicable period) and such determination is finally resolved in favor of the Requesting Party pursuant to Section 7.8(c) below if contested by the Audited Party. All inspections made hereunder shall be made no later than two (2) years after the records subject to the investigation were due, and all records not so audited within two (2) years will be deemed accurate and in accordance with the terms of this Agreement.

(c)          Underpayment or Overpayment. If, as a result of any audit pursuant to Section 7.8(b), it is shown that the Audited Party’s payments to the Requesting Party under this Agreement with respect to the period of time audited were less than the amount that should have been paid pursuant to this Agreement, then the Audited Party shall, within thirty (30) days after the Requesting Party’s demand therefor, either pay the Requesting Party the amount of such shortfall, or proceed to the dispute resolution mechanism set forth in Section 7.8(d) below. If, as a result of any audit pursuant to Section 7.8(b), it is shown that the Audited Party’s payments to the Requesting Party under this Agreement with respect to the period of time audited exceeded the amount that should have been paid pursuant to this Agreement, then the Requesting Party shall, within thirty (30) days after the Audited Party’s demand therefor, either pay the Audited Party the amount of such excess, or proceed to the dispute resolution mechanism set forth in Section 7.8(d) below.

(d)          Resolution of Dispute as to Audit. In the event that the Parties do not agree on the amount of overpayment or underpayment, within thirty (30) days, each Party shall select an independent public accounting firm (and each Party shall pay the costs of its own accounting firm), which shall meet and discuss the amount in dispute and other related matters within thirty (30) days thereafter. If such independent public accounting firms cannot agree on a resolution mutually agreeable to the Parties, such independent public accounting firms shall, within thirty (30) days after such selection, appoint a third independent public accounting firm which shall resolve the issue within thirty (30) days after its selection, and the Parties shall equally share the costs of such accounting firm. The recommendation of the third independent public accounting firm shall be final and binding upon the Parties. A judgment on such firm’s disposition may be entered in any court having jurisdiction over the Parties. Notwithstanding anything to the contrary herein, the resolution of any dispute under this Section 7.8 shall be made under this Section 7.8(d) instead and in lieu of Section 15.11. The preceding sentence shall not preclude the application of Section 15.11 to any contract interpretation issue (as compared to an accounting issue which would be precluded from determination under Section 15.11).

7.9           Right of Setoff. Without prejudice to any other right or remedy it may have, notwithstanding anything to the contrary in this Agreement, Aytu reserves the right to set off at any time any amount owing to it by Acerus against any amount payable by Aytu to Acerus under this Agreement or otherwise.

ARTICLE 8

LICENSE RIGHTS AND LIMITATIONS, RESTRICTIONS AND OWNERSHIP

8.1           License to Aytu. Subject to the terms and conditions of this Agreement, Acerus hereby grants to Aytu, commencing on the Transition Date and for the duration of the Term, a royalty-free, exclusive (including with respect to Acerus except as to Acerus’ performance of its obligations under this Agreement) license (with the right to sublicense solely in accordance with Section 8.4) in the Field in the Territory, under the Acerus Intellectual Property, to develop (to the extent required for Aytu fulfill its obligations hereunder), use, offer for sale, sell, import, market and promote Product.

8.2           Acerus Trademarks.

(a)          Grant of License. Subject to the terms and conditions of this Agreement, Acerus hereby grants to Aytu, commencing on the Transition Date and for the duration of the Term, an exclusive, royalty-free license (with the right to sublicense in accordance with Section 8.4) to use the Acerus Trademarks solely in connection with the Product in the Territory. Aytu may use the Acerus Trademarks on Product subject in all respects to all applicable laws and Regulatory Requirements. Nothing in this Agreement shall obligate Aytu to identify Product, or to use Acerus Trademarks with respect to Product; provided, however, that if Aytu uses a mark other than (i) the Acerus Trademarks or (ii) any mark related to the name of Aytu or any Affiliate of Aytu in respect of the Product, to the extent Aytu has the right to do so without obligation of payment or additional liability to any Person, the Parties shall negotiate in good faith to grant in writing to Acerus a reasonable paid-up, royalty-free license for Acerus to use such alternative mark in respect of sales by Acerus or any affiliate, licensee or sublicensee thereof for the Product solely as would be necessary with respect to sales of the Product outside of the Territory (and, following any termination of this Agreement in accordance with Section 14.2, sales of the Product inside the Territory).

(b)          Use of Trademarks. Aytu shall comply with all applicable laws and regulations pertaining to the proper use and designation of the Acerus Trademarks. Additionally, Aytu shall use Commercially Reasonable Efforts to:

(i)          ensure that the Acerus Trademarks are accompanied by words accurately describing the nature of the goods or services to which it relates and that the Acerus Trademarks are displayed in accordance with such branding guidelines as Acerus may provide from time to time;

(ii)         to the extent reasonably practicable after receipt of a written request from Acerus, comply with the reasonable requirements of Acerus as to the form, manner, scale and context of use of the Acerus Trademarks;

(iii)        display the proper form of trademark and service mark notice associated with the Acerus Trademark in accordance with instructions received from Acerus;

(iv)        include, on any item which bears the Acerus Trademarks, a statement identifying Acerus as the owner of the Acerus Trademark and stating that Aytu is an authorized user of the Acerus Trademark;

(v)         not conduct, without the written consent of Acerus, the whole or any part of its business under a business name or trading style which incorporates any of the Acerus Trademarks; and

(vi)        neither use nor display any of the Acerus Trademarks in such relation to any other mark or marks owned by any Third Party, Aytu or an Affiliate of Aytu as to suggest that the multiple marks constitute a single or composite trademark, service mark, or are under the same proprietorship.

(c)          Additional Trademark Terms. Aytu shall not take any action inconsistent with Acerus’ ownership of the Acerus Trademarks. Any benefits (including good will) accruing from Aytu’s use of the Acerus Trademarks shall automatically vest in Acerus. Aytu shall not form any combination trademarks or trade names with the Acerus Trademarks. Aytu shall grant Acerus reasonable access to Aytu’s facilities, records, packaging and promotional materials for the purpose of inspecting Aytu’s use of the Acerus Trademarks.

8.3           Negative Covenants.

(a)          Aytu hereby covenants that it shall not use or practice, nor shall it cause or permit any of its Affiliates, licensees or sublicensees to use or practice, directly or indirectly, any Acerus Intellectual Property or Acerus Trademarks for any other purposes other than those expressly permitted by this Agreement.

(b)          Acerus hereby covenants that it shall not use or practice, nor shall it cause or permit any of its Affiliates, licensees or sublicensees to use or practice, directly or indirectly, any Aytu Intellectual Property for any other purposes other than those expressly permitted by this Agreement.

8.4           Sublicensing; Subcontracting.

(a)          Aytu shall have the right to grant sublicenses under the rights and licenses granted to it under this Article 8, including sublicenses in connection with the development, manufacture, and distribution of a Generic Product by a Third Party, only with the consent of Acerus, not to be unreasonably withheld. Aytu shall at all times remain responsible for the activities of its licensees or sublicensees. Notwithstanding the foregoing, Aytu shall have the right to sublicense the rights and licenses granted to it under this Agreement without the consent of Acerus in connection with promotional support for the Product, and for Aytu to develop, manufacture, and distribute a Generic Product itself.

(b)          Each of Aytu and Acerus shall have the right to subcontract to Affiliates and Third Parties (“Subcontractors”) its responsibilities under this Agreement, without obtaining the consent of the other Party, provided that the applicable party shall at all times remain responsible for the activities of its Subcontractors.

(c)          Each Party shall enter into agreements with its Subcontractors that contain confidentiality terms at least as strict as those set forth in Article 10 hereof.

8.5            Neither Party grants (or agrees to grant) to the other Party any right or license to use any of its intellectual property, know-how or other proprietary information, materials or technology, or to practice any of its patent, trademark, or trade dress rights, except as expressly set forth in this Agreement.

ARTICLE 9

INTELLECTUAL PROPERTY

9.1           Background Intellectual Property. Except as expressly set forth herein, as between the Parties, each Party is and shall remain the owner of or shall retain control over all intellectual property, including without limitation, patents, patent applications, know-how, trade secrets, trademarks, copyrights and Confidential Information that it owns or controls as of the Effective Date or that it develops or acquires thereafter pursuant to activities independent of this Agreement. No rights in any such Background Intellectual Property are transferred to the other Party unless expressly provided for herein.

9.2           Ownership of Developed Technology. Each Party shall own and retain the entire right, title and interest in and to all Developed Technology made solely by the employee(s) or agent(s) of such Party or any of its Affiliates, subject only to the rights expressly granted to the other Party under this Agreement. Following a determination of any rights of the Parties pursuant to the United States laws of inventorship, the Parties agree that Acerus shall be the sole and exclusive owner of any Developed Technology made jointly by employees or agents of both Parties and related to the NGDD Technology or the Product (a “Platform Improvement”) and Aytu shall be the sole and exclusive owner of any other Developed Technology made jointly by employees or agents of both Parties (a “Non-Platform Improvement”). Neither Party shall file for any patent that discloses or claims both a Platform Improvement and a Non-Platform Improvement or the combination thereof without the prior written consent of the other Party. Aytu shall and hereby does assign to Acerus any rights it has or may obtain during the Term in or to any such Platform Improvement, subject to (i) Aytu’s ownership of the NDA and all Know-How contained therein, and (ii) the other rights expressly granted by Acerus to Aytu under this Agreement. Acerus shall and hereby does assign to Aytu any rights it has or may obtain during the Term in or to any such Non-Platform Improvement. Each Party agrees to execute such documents and assignments and take such other actions as reasonably requested by the other Party (and at the requesting Party’s Cost) to effect the assignments and ownership of Intellectual Property Rights as described herein.

9.3           Patent Prosecution and Maintenance.

(a)          Except as provided below and in Section 9.4, Acerus shall have the sole right and obligation to prosecute and maintain the Acerus Patents in the Territory, to the extent it has the rights to do so. On the reasonable request of Acerus, Aytu shall cooperate, in all reasonable ways, in connection with the prosecution of the Acerus Patents. Should Acerus decide that it is no longer interested in maintaining or prosecuting a particular Acerus Patent in the Territory in respect of which it has the rights to so maintain and prosecute, Aytu may assume such prosecution and maintenance in the Territory at its sole expense. If Aytu assumes prosecution or maintenance of any Acerus Patent in respect of which Acerus has the right to prosecute or maintain pursuant to the immediately preceding sentence, then : (a) Acerus shall not so abandon or fail to prosecute or maintain such Patent if Aytu advises Acerus within ten (10) Business Days of notice of Acerus’ intention to abandon or not prosecute or maintain the applicable Acerus Patent, that Aytu desires to assume prosecution or maintenance of the applicable Acerus Patent in Acerus’ name at Aytu’s expense, in which case Aytu shall have the right, but not the obligation to do so (and, for greater certainty, Acerus shall be under no obligation to assign the applicable Acerus Patent to Aytu), (b) to the extent that Aytu so assumes prosecution or maintenance of such Patent and to the extent required or useful for Aytu to initiate or maintain a lawsuit or dispute with respect thereto, Acerus agrees (at Aytu’s cost and expense for Acerus’ reasonable out of pocket costs and expenses agreed to in advance by Aytu) to (i) be named as a party to any lawsuit or other dispute with any Person regarding such Patent, (ii) exercise on behalf of Aytu Acerus’ rights under any applicable agreement regarding the applicable Patent, and (c) it shall not exercise any rights in relation to (including any rights to assert or defend) such Patent without Aytu’s prior written consent, such consent to be granted or withheld in Aytu’s sole discretion. Aytu shall list Acerus Patents applicable to Product on the packaging therefor, subject in all respects to all applicable laws and Regulatory Requirements.

(b)          Except as provided below and in Section 9.4, Aytu shall have the sole right but not the obligation to prosecute and maintain any patents or patent applications comprising a part of the Aytu Intellectual Property in the Territory.

(c)          Within six months of the Effective Date (or such other time as the Parties may agree), for each patent and patent application that is part of the Acerus Patents, Acerus shall execute and record at the United States Patent and Trademark Office or use commercially reasonable efforts to cause its affiliates or licensors to execute and record as required, all assignments and other documents relating to ownership and use interests such as license agreements, to evidence the complete change of title from the inventors to the current assignee and Acerus’ exclusive rights licensed from the current assignee. For avoidance of doubt, Acerus shall ensure, at a minimum, that assignments of all patents listed in the Orange Book for NATESTO® and all patents and patent applications listed in Schedule 1.8, including those that are continuations-in-part of the Patent Application No. 10/772,964, are executed and recorded at the United States Patent and Trademark Office.

9.4           Infringement by Third Parties.

(a)          Notice. Each of Aytu and Acerus shall promptly notify the other Party in writing of any alleged or threatened infringement of any Acerus Patent or the Acerus Trademarks by a Third Party product, of which the Party becomes aware.

(b)          Right to Bring Suit. Except as provided in this Section 9.4(b), Aytu shall have the first right, on behalf and in the name of Acerus and/or on behalf of itself and in its name, to bring and control any action or proceeding with respect to any alleged or threatened infringement of a Acerus Patent pertaining to Product in the Territory. If Aytu does not bring and continue pursuing an action or proceeding against, or otherwise take appropriate steps to cause the cessation of such an infringement of any Acerus Patent by or after the earlier of (i) eighty (80) days following the notice of alleged infringement or (ii) ten Business Days prior to the date as may be required, in the United States by the Drug Price Competition and Patent Term Restoration Act (Public Law 98-417) or equivalent statute in any other country in the Territory to respond to a challenge related to generic entry of the Product after which date the right to so respond is prohibited by such act or statute, then Acerus shall have the right to bring and control an infringement action under the applicable Acerus Patents with respect to such infringement at its own expense and by counsel of its own choice.

(c)          Cooperation; Settlement. For any action or proceeding brought by a Party under this Section 9.4 (the “Initiating Party”), regardless of which Party brings such action or proceeding, the other Party (the “Non-Initiating Party”) shall cooperate reasonably in any such effort, all at the Initiating Party’s expense, and the Parties shall reasonably cooperate to address new facts or circumstances that come to light during the course of any such action or proceeding that may affect the need for one Party or the other to participate in such action. The Non-Initiating Party agrees to be joined as a party plaintiff, at the Initiating Party’s expense, in any such action if needed for the Initiating Party to bring or continue an infringement action hereunder. The Non-Initiating Party shall, at its own expense and with its own counsel, have the right to advise and provide comments with respect to any action brought by the Initiating Party under this Section 9.4. Neither Party may settle an action or proceeding brought under this Section 9.4 in a manner that, or knowingly take any other action in the course thereof that, adversely affects the value, scope or validity of the Acerus Patents without the written consent of the other Party, which consent shall not be unreasonably withheld

(d)          Recoveries. Except as otherwise agreed to by the Parties as part of a cost-sharing arrangement, any recovery realized as a result of any litigation under this Section 9.4 (including, for greater certainty, the proceeds of any settlement relating to such litigation), after reimbursement of any litigation expenses of Aytu and Acerus, as applicable, shall be retained by the Party that brought and controlled such litigation for purposes of this Agreement, except that the other Party shall be entitled to receive twenty-five percent (25%) of any recovery realized by the Party that brought and controlled such litigation under this Section 9.4, after reimbursement of each of the Parties’ related litigation expenses

9.5           Third Party Claims for Infringement or Misappropriation. Each Party shall promptly notify the other in writing of any potential or actual allegation, claim or suit that the Manufacture, use or sale of Product or any component thereof, or any other activities that are undertaken pursuant to this Agreement, infringes or misappropriates a Third Party’s patent or other proprietary rights. Acerus shall be solely responsible for any royalties and other amounts payable for or under any and all Third Party licenses with respect to any Third Party patent or other proprietary rights if such Third Party rights are infringed by the Manufacture, importation, sale, use or marketing of Product in the Territory, except that Acerus shall not be liable for any such Third Party licenses entered into by Aytu without Acerus’ consent, not to be unreasonably withheld, delayed or conditionedAcerus.

ARTICLE 10

CONFIDENTIALITY

10.1         Definition of Confidential Information. During the Term, either Party (the “Disclosing Party”) may from time to time furnish the other Party (the “Receiving Party”) with scientific, technical, trade or business information or materials which are treated by the Disclosing Party as confidential or proprietary, including, without limitation, information and materials related to, Product, processes, formulae, procedures, tests, equipment, data, batch records, reports, know-how, sources of supply, patent positioning, relationships with consultants and employees, business plans and business developments, and information concerning the existence, scope or activities of any research, design, development, Manufacturing, marketing or other projects. All such disclosed information shall be referred to herein as “Confidential Information” if it is provided in writing and is designated or otherwise identified as “Confidential” at the time of disclosure, or if it is first provided orally, visually, or by inspection and is identified as “Confidential” at the time of disclosure. Notwithstanding the foregoing, Confidential Information shall also include such information or materials that would or should reasonably be identified or understood by the Receiving Party to be the confidential or proprietary information of the Disclosing Party, even if they are not so identified as described in the previous sentence. “Acerus Confidential Information” means any and all Confidential Information for which Acerus is the Disclosing Party and Aytu the Receiving Party hereunder. “Aytu Confidential Information” means any and all Confidential Information for which Aytu is the Disclosing Party and Acerus the Receiving Party hereunder.

10.2         Confidentiality. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, the Parties agree that for the Term and for seven (7) years thereafter, the Receiving Party shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose any Confidential Information furnished to it by the Disclosing Party pursuant to this Agreement.

10.3         Exclusions. Notwithstanding anything herein to the contrary, the obligations of confidentiality and nonuse under this Article 10 applicable to Confidential Information hereunder shall not apply to information that:

(a)          at the time of disclosure, is known publicly or thereafter becomes known publicly through no fault of the Receiving Party, its Affiliates or agents;

(b)          is disclosed to the Receiving Party on a non-confidential basis by a Third Party that is not subject to any confidentiality obligations to the Disclosing Party with respect to such information;

(c)          was developed by the Receiving Party independently of information obtained from the Disclosing Party, as shown by the Receiving Party’s prior written records;

(d)          was already known to the Receiving Party before receipt from the Disclosing Party, as shown by the Receiving Party’s prior written records; or

(e)          is released with the prior written consent of the Disclosing Party (subject to the terms and conditions, if any, set out in the applicable consent).

10.4         Permitted Disclosures.

(a)          Notwithstanding the foregoing, each Receiving Party may disclose the Disclosing Party’s Confidential Information (i) to the Receiving Party’s employees, consultants (including, for greater certainty, financial advisors), Affiliates, agents, contractors, licensees or sublicensees who are bound by obligations relating to confidentiality at least as restrictive of those contained herein and who have a need to know such information in connection with the Receiving Party’s performance of its obligations or practice of its rights under this Agreement, (ii) to Regulatory Authorities in connection with any Regulatory Submissions required for development of Product or in compliance with Regulatory Requirements, including, without limitation, any requirements under or pursuant to the Food and Drug Administration Amendments Act of 2007, or (c) pursuant to Sections 10.5 and 10.6.

(b)          Notwithstanding anything to the contrary in this Agreement, Aytu acknowledges and agrees that Acerus may, with the consent of Aytu, not to be unreasonably withheld, participate in and produce scientific presentations or publish scientific publications in the Territory with respect to pre-clinical and clinical development of the Product (including results and observations observed during any such pre-clinical and clinical development, and including any such development work associated with the twice-daily dosing of the Product). Prior to any such proposed presentation or publication, Acerus shall, as soon as reasonably practicable prior to the presentation or publication date, as the case may be, provide Aytu with the text of the applicable presentation or publication, and Acerus shall modify such presentation or publication in accordance with any reasonable comments received from Aytu.

10.5         Terms of Agreement. The Parties agree that the terms of this Agreement will be considered Confidential Information of both Parties. Subject to Section 10.6 below, no Party shall, without the prior written consent of the other Party, disclose in any manner to any Third Party the terms and conditions of this Agreement, except for terms or subject matter which has been the subject of prior public disclosure or has been mutually approved for such disclosure and except as set forth below. Each Party acknowledges that the other Party may be legally required to file this Agreement as an exhibit to its filings with the U.S. Securities and Exchange Commission. In addition: (a) either Party may disclose such terms as are required to be disclosed in its publicly-filed financial statements or other public statements, pursuant to applicable laws, regulations and stock exchange rules (e.g., the rules of the U.S. Securities and Exchange Commission, Canadian securities administrators, NASDAQ, Toronto Stock Exchange, NYSE or any other stock exchange on which securities issued by either Party may be listed); provided, such Party shall provide the other Party with a copy of the proposed text of such statements or disclosure (including any exhibits containing this Agreement) sufficiently in advance of the scheduled release or publication thereof to afford such other Party a reasonable opportunity to review and comment upon the proposed text (including redacted versions of this Agreement), (b) either Party shall have the further right to disclose the material financial terms of this Agreement under a confidentiality obligation no less protective than those set forth in this Agreement, to any potential licensee, sublicensee, acquirer, merger partner or potential providers of financing and their advisors or, in the case of Acerus, to the owner of any Acerus Patents Controlled by Acerus, (c) Aytu shall have the right to disclose information regarding the development or commercialization status of Product in the Territory to the extent such disclosure is deemed reasonably necessary or desirable by Aytu, and (d) Acerus and Aytu shall have the right to disclose information regarding the development or commercialization status of Product in the Territory to the extent such disclosure by Acerus or Aytu, as applicable, is required by applicable laws or stock exchange rules.

10.6         Mandatory Disclosure.

(a)          Notification and Consultation. In the event that the Receiving Party is required by applicable statute or regulation or by court order or judicial or administrative process to disclose any part of the Disclosing Party’s Confidential Information (including material terms or conditions of this Agreement), the Receiving Party shall (i) promptly notify the Disclosing Party of each such requirement and identify the documents so required thereby, so that the Disclosing Party may seek or request the Receiving Party to seek an appropriate protective order, confidential treatment or other remedy and/or waive compliance by the Receiving Party with the provisions of this Agreement and (ii) consult with the Disclosing Party on the advisability of taking legally available steps to resist or narrow the scope of such requirement.

(b)          Limited Disclosure. If, in the absence of such a protective order, confidential treatment request, other remedy or waiver by the Disclosing Party, the Receiving Party is nonetheless required to disclose any part of the Disclosing Party’s Confidential Information or any material terms or conditions of this Agreement, the Receiving Party may disclose such Confidential Information or material terms or conditions without liability under this Agreement, except that the Receiving Party shall furnish only that portion of the Confidential Information or material terms or conditions that is legally required.

ARTICLE 11

PUBLIC ANNOUNCEMENTS; USE OF NAMES; PUBLICATIONS

11.1         Public Announcements. The Parties agree that the public announcement of the execution of this Agreement shall be substantially in the form of the press release attached as Schedule 11.1, and the Parties will cooperate in the release thereof as soon as practicable after the signature of this Agreement by the Parties. Neither Party shall make any other statement to the public regarding the execution and/or any other aspect of the subject matter of this Agreement, except: (i) where a Party reasonably believes disclosure is required under applicable laws, and (ii) either Party may use the text of a statement previously approved by the other party. This provision shall not apply to the matters covered by Sections 10.5, 10.6 or 11.2.

11.2         Use of Names. Acerus shall not make use of the name of Aytu or any of its Affiliates in any advertising or promotional material, or otherwise, without the prior written consent of Aytu except pursuant to Section 11.1. Except as provided in Section 8.2 or 11.1, Aytu shall not make use of the name of Acerus or any of its Affiliates in any advertising or promotional material, or otherwise, without the prior written consent of Acerus. Notwithstanding the foregoing, either Party may use the name of the other Party or its Affiliates in the context of mentioning the existence of this Agreement in advertising or promotional materials or other materials required to be filed in accordance with applicable securities laws.

ARTICLE 12

REPRESENTATIONS, WARRANTIES AND COVENANTS

12.1         Mutual Representations and Warranties of Acerus and Aytu. Each of Acerus and Aytu hereby represents and warrants to the other Party as of the Effective Date as follows:

(a)          It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable. It has the requisite corporate power and authority to conduct its business as presently being conducted and as proposed to be conducted by it.

(b)          It has the requisite corporate power and authority to enter into this Agreement and to perform the services contemplated hereunder. All corporate actions on its part, necessary for (i) the authorization, execution, delivery and performance by it of this Agreement, and (ii) the consummation of the transactions contemplated hereby, have been duly taken.

(c)          Assuming the due authorization, execution and delivery by the other Party, this Agreement is its legally valid and binding obligation, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court or other tribunal before which any proceeding may be brought).

(d)          There is no contractual restriction or obligation binding on either Party which would be materially contravened by execution and delivery of this Agreement or by the performance or observance of its terms.

(e)          Each Party has and will continue to have written contracts with all Third Parties (including employees and Subcontractors) performing services on its behalf under this Agreement where such services are intended to create inventions that assign to such Party all inventions and rights therein.

(f)          To each Party’s knowledge, no representation or warranty made by it in this Agreement, nor any statement contained in any schedule hereto furnished by it, contains any untrue statement of a material fact or omits any material fact necessary to make the statements contained herein or therein not misleading.

12.2         Additional Representations and Warranties of Acerus. Acerus hereby further represents, warrants, and covenants to Aytu:

(a)          Acerus shall be the sole and exclusive owner of, or shall have exclusive rights to, all of the Acerus Intellectual Property in existence on the Transition Date, and the Acerus Patents are in full force and effect and have been maintained to date. Acerus has the exclusive right to grant the rights granted under this Agreement commencing on the Transition Date. Acerus has not received any claims or notice of any challenges from any Third Party disputing the validity and enforceability of the issued Acerus Patents in existence on the Effective Date, nor does Acerus have any reason to believe that any of the issued Acerus Patents in existence on the Effective Date are, or are likely to be held, invalid or unenforceable.

(b)          There is no pending or, to the knowledge of Acerus, threatened claim, interference, opposition or demand of any Third Party challenging the ownership, validity or scope of any Acerus Intellectual Property or Acerus Trademarks in existence as of the Effective Date, and Acerus is not aware of any facts from which it could reasonably conclude that any of the Acerus Patents is invalid or that the exercise thereof would infringe patent rights of Third Parties. To the knowledge of Acerus, (i) the Manufacture, use or sale of Product (as now formulated) as contemplated under this Agreement will not infringe any existing issued patent (or any pending published patent application), (ii) the use of the Acerus Intellectual Property or Acerus Trademarks as contemplated under this Agreement will not constitute the misappropriation of any trade secret or any other proprietary rights of any Third Party.

(c)          Acerus has not been served with any action or proceeding nor, to the knowledge of Acerus, is there any threat of an action or proceeding nor, so far as Acerus is aware, is there any event or state of facts, in each case that could materially and adversely affect the rights granted to Aytu herein.

(d)          Except as set forth on Schedule 12.2(d), Acerus has not granted to any Third Party any rights with respect to the Acerus Trademarks. The Acerus Trademarks are in full force and effect, are subsisting and valid, and have been maintained to date, and are not subject to any opposition proceedings. Its use or its Affiliates’ use of the Acerus Trademarks does not infringe, misappropriate, or otherwise violate any rights of any person and, to the knowledge of Acerus, no person is infringing, misappropriating or otherwise violating the Acerus Trademarks.

(e)          Acerus and its Affiliates have and will comply with all Specifications, applicable laws, permits, governmental licenses, registrations, approvals, concessions, authorizations, orders, injunctions and decrees with respect to the development, manufacture, transport, disposal, and supply of the Product and all other Acerus obligations under this Agreement.

(f)          Acerus has not received any Form 483 observations, warning letters or other communications from a Regulatory Authority which would reasonably be expected to adversely impact the Manufacture or the marketing of Product.

(g)          Product supplied to Aytu will conform to the Specifications and will be Manufactured in compliance with the Specifications, cGMP and all other provisions of this Agreement, the Quality Agreement and all applicable federal, state and local laws, rules and regulations, including, without limitation, all Regulatory Requirements and environmental laws, in force at the time of Manufacture.

(h)          Product subject to the provisions of the FD&C Act, will not, when shipped by Acerus and received by Aytu, be adulterated or misbranded within the meaning of the FD&C Act or of any applicable state law or law of any foreign country in which the definitions of adulteration and misbranding are substantially the same as those contained in the FD&C Act, or an article which may not, under the provisions of the FD&C Act, be introduced into interstate commerce.

(i)          All Product components shall be free of any material that would cause such Product to be adulterated, tainted or contaminated or not labeled or packaged as required under the Food and Drugs Act or the Food and Drug Regulations.

(j)          Upon delivery of the Product to Aytu and receipt of payment thereof from Aytu, Acerus shall have conveyed good title to all Product so delivered, without any liens or encumbrances.

(k)          Acerus now has in effect and shall maintain in good standing for the period set forth in Section 13.5 the insurance described in Section 13.5.

(l)          Acerus is not debarred and has not and shall not knowingly and intentionally use in any capacity the services of any third person debarred under subsections 306(a) or (b) of the Generic Drug Enforcement Act of 1992.

(m)          No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority, or any Third Party, on the part of Acerus or any Affiliate thereof is required in connection with the execution, delivery and performance of this Agreement.

(n)           No research or development of the Acerus Intellectual Property, manufacture of Products or research leading to the inventions covered by the Acerus Intellectual Property was supported in whole or part by funding or grants by any governmental agency or philanthropic or charitable organization.

(o)          Except as set out in Schedule 12.2(d), the Acerus Intellectual Property and Acerus Trademarks are wholly owned by or licensed to Acerus, free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances or similar agreements, or any other obligation as at the Effective Date.

(p)          Acerus and its Affiliates have taken all reasonable actions necessary or appropriate to preserve the confidentiality of all trade secrets, proprietary and other confidential information material to Products and Acerus Intellectual Property.

(q)          Neither Acerus nor any Affiliate thereof is aware of any Third Party activities which would constitute misappropriation or infringement of any Acerus Intellectual Property.

(r)          Product manufactured prior to the Effective Date was manufactured in accordance with cGMP and all applicable federal, state and local laws, rules and regulations, including, without limitation, all Regulatory Requirements and environmental laws, in force at the time of manufacture, and all human clinical studies of Products performed by or on behalf of Acerus or its Affiliates prior to the Effective Date were performed in accordance with the protocols established therefor.

12.3         Disclaimer. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, EACH PARTY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

12.4         Non-competition. Provided that this Section 12.4 shall not diminish in any way the exclusive rights of Aytu under this Agreement, until the expiry of the Term:

(a)          as long as Aytu is in compliance with this Section 12.4, Acerus shall not, itself or through any Affiliate, Subcontractor, licensee or sublicensee, develop, offer for sale, sell, market or promote any Competing Product in the Territory (including any product that is substitutable at the retail pharmacy level for the Product); and

(b)          as long as Acerus is in compliance with this Section 12.4, Aytu shall not, itself or through any Affiliate, Subcontractor, licensee or sublicensee, develop, offer for sale, sell, market or promote any Competing Product in the Territory (including any product that is substitutable at the retail pharmacy level for the Product).

The Parties hereby acknowledge and agree that any material breach of this Section 12.4 shall constitute a material breach of this Agreement, entitling the non-breaching party to terminate the Agreement in accordance with Section 14.2(c), subject to any cure period set forth therein.

12.5         Right of First Negotiation. In the event that Acerus makes a decision to sell, transfer, assign, exclusively license, or otherwise dispose of the Acerus Intellectual Property, the Acerus Trademarks, or any other property licensed to Aytu under this Agreement in any territory in the world (other than Brazil or the countries of the European Union)(such decision being a “Triggering Event”), Acerus agrees to notify Aytu of the occurrence of a Triggering Event, and Acerus shall negotiate exclusively with Aytu for a period of sixty (60) days after Aytu’s receipt of such notice with respect to the terms and conditions for an agreement for such a purchase, assignment, transfer or license to Aytu of the property in question. If the foregoing negotiations between the Parties do not result in an agreement, despite the good faith efforts of both Parties, Acerus shall thereafter be free to enter into negotiations with any Third Party with respect to such property.

ARTICLE 13

INDEMNIFICATION

13.1         Indemnification by Aytu. Subject to Sections 13.4 and 13.4, Aytu shall indemnify, defend and hold Acerus, its Affiliates, and their respective directors, officers, employees consultants, contractors, licensees, sublicensees and agents (collectively, the “Acerus Indemnitees”) harmless from and against any and all claims, suits, proceedings or causes of action (including, without limitation, in connection with any claim of property damage, bodily injury or death) (“Claims”) brought by a Third Party against such Acerus Indemnitee, including any damages or other amounts payable to such Third Party, as well as any reasonable attorneys’ fees and costs of litigation incurred as to any such Claim until the indemnifying Party has acknowledged that it will provide indemnification hereunder with respect to such Claim as provided below (collectively, “Damages”), in each case resulting from or based on: (a) clinical development by Aytu, or any sale, use, importation, storage, handling, distribution or offer for sale or sale of Product by Aytu or any of its Affiliates, licensees or sublicensees, (b) Aytu’s breach of this Agreement; (c) the gross negligence or willful misconduct of, or violation of applicable law by, Aytu, its Affiliates, licensees or (sub)licensees, or their respective employees, contractors or agents in the performance of this Agreement; and/or (d) breach of a contractual or fiduciary obligation owed by Aytu to a Third Party (including without limitation misappropriation of trade secrets). The foregoing indemnity obligation shall not apply to the extent such Claims or Damages result from any matter for which Acerus is required to indemnify Aytu pursuant to this Agreement.

13.2         Indemnification by Acerus. Subject to Sections 13.3 and 13.4, Acerus shall indemnify, defend and hold Aytu, its Affiliates, and their respective directors, officers, employees consultants, contractors, licensees, sublicensees and agents (collectively, the “Aytu Indemnitees”) harmless from and against any and all Claims brought by a Third Party against such Aytu Indemnitee, including any Damages resulting therefrom, in each case to the extent resulting from or based on: (a) any development work (including pre-clinical and clinical) done by Acerus for Product; (b) Acerus’ breach of this Agreement; (c) the negligence or willful misconduct of, or violation of applicable law by, Acerus, its Affiliates, licensees or (sub)licensees, or their respective employees, contractors or agents in the performance of this Agreement; (d) breach of a contractual or fiduciary obligation owed by Acerus to a Third Party (including without limitation misappropriation of trade secrets); (e) intellectual property infringement, trademark infringement, unfair competition, false designation of origin, trademark dilution, passing off or misappropriation related to the Acerus Intellectual Property, Acerus Trademarks, the Products, or any other property provided by Aytu under this Agreement, including with respect to the development, Manufacture, use, sale, import, marketing or promotion of Product; (f) any research, development, sale, use, importation, storage or handling of any pharmaceutical product by Acerus, its Affiliates, licensees or sublicensees, in each case using any Non-Platform Improvement or relying on the rights set forth in Section 8.4; (g) any Acerus Manufacturing Defect; or (h) the use, development, commercialization of the Product by or on behalf of Acerus prior to the Transition Date. An “Acerus Manufacturing Defect” shall be a defect in the Manufacturing or other similar defect in Product where the Product (as manufactured by or for Acerus) is not manufactured in accordance with the Specification, the terms of this Agreement, the Regulatory Approval, Regulatory Requirements, and/or all other applicable laws and regulations. The foregoing indemnity obligation shall not apply to any Damages to the extent such Damages result from any matter for which Aytu is required to indemnify Acerus pursuant to Section 13.1(b), (c), or (d). Additionally, Acerus shall indemnify Aytu for any and all costs, fees, damages, and expenses payable by Aytu arising out of or resulting from the sale or distribution of Products prior to the Transition Date (“Pre Transition Products”), including, without limitation, costs, fees, and credits associated with the return of Pre Transition Products, except as set out in the TSA or any agreement entered into between the Parties in connection therewith.

(a)          [intentionally deleted]

13.3         Indemnification Procedures. A Party seeking indemnification under Section 13.1, or 13.2 hereof (the “Indemnitee”) shall promptly notify the other Party (the “Indemnitor”) in writing of any claim, lawsuit or other action in respect of which the Indemnitee, its Affiliates, or any of their respective directors, officers, employees and agents intend to claim such indemnification. The Indemnitee shall permit, and shall cause its Affiliates and their respective directors, officers, employees and agents to permit the Indemnitor to have complete control of such defense (except as set forth below) so long as it promptly assumes the defense and prosecutes the defense with appropriate diligence and care. The Party controlling the defense hereunder (the “Defending Party”) shall have the authority, at its discretion, to settle any such claim, lawsuit or other action only with the prior written consent of the Party who is not controlling the defense (the “Non-Defending Party”), provided, however, that such consent shall not be unreasonably withheld or delayed so long as such settlement does not adversely affect the Non-Defending Party’s rights hereunder or impose any obligations on the Non-Defending Party in addition to those set forth herein. The Defending Party and the Non-Defending Party, and their respective Affiliates, and their respective directors, officers, employees and agents shall cooperate fully with each other and their respective legal representatives in the investigation and defense of any claim, lawsuit or other action covered by this indemnification. The Defending Party shall keep the Non-Defending Party reasonably informed of the progress of the action and shall consider the comments and observations of the Non-Defending Party timely given in the course of the proceedings. If the Indemnitor is the Defending Party, the Indemnitee shall have the right, but not the obligation, to be represented by counsel of its own selection and expense. Notwithstanding the foregoing, the Indemnitee may be represented by separate counsel at the expense of the Indemnitor if a conflict of interest exists between the interests of the Indemnitor and Indemnitee so that a single counsel representing Indemnitor cannot adequately defend the rights of the Indemnitee.

13.4         Survival of Indemnification Obligations. The provisions of this ARTICLE 13 shall survive the termination or expiration of this Agreement.

13.5         Insurance. Aytu shall maintain insurance with creditworthy insurance companies in accordance with applicable law against such risks and in such amounts as are usually maintained or insured against by other companies of established repute engaged in the same or a similar business. Throughout the Term and (i) for a period of twenty-four (24) months thereafter, or (ii) until the expiry date of the last lot of the Product delivered under this Agreement, whichever is later, Acerus shall maintain in full force and effect, at its own cost and expense, comprehensive general liability insurance, including product liability and contractual liability insurance, of not less than $5,000,000 (five million) in the aggregate, naming Aytu and its Affiliates as additional insureds thereon, and providing that the insurer shall give Aytu at least ninety (90) days prior written notice of cancellation in coverage. Such insurance coverage shall be provided by an insurer or insurers (having a minimum AM Best rating of A or otherwise acceptable to Aytu, in its sole discretion) licensed to do business in the Territory and will be primary and non-contributing to any liability insurance carried by Aytu (only insofar as the coverage relates to claims arising from Acerus’ operations). Acerus shall deliver to Aytu, promptly upon request, a certificate of insurance evidencing the foregoing.

ARTICLE 14

TERM AND TERMINATION

14.1         Term. The initial term of this Agreement shall commence on the Effective Date and shall expire upon the later to occur of: (a) 8 years from the Effective Date; (b) the date on which the last of the Acerus Patents has expired or been invalidated; or (c) a Third Party has obtained Regulatory Approval for, and completed the first commercial sale of, a Generic Product within the Territory, unless earlier terminated in accordance with Section 14.2 (the “Initial Term”), and this Agreement shall thereafter automatically renew for successive one (1) year periods, unless either Party gives at least six (6) months’ prior written notice of non-renewal to the other Party (each such one (1) year renewal period, if any, a “Renewal Term,” and together with the Initial Term, the “Term”).

14.2         Termination.

(a)          Termination by Aytu. This Agreement may be terminated at any time by Aytu upon six (6) months’ prior written notice to Acerus, provided that Aytu shall be required to: (i) make any milestone payment to Acerus that would otherwise become due under Article 7 during such applicable six (6) month period; and (ii) make any payments that remain payable following termination pursuant to Section 7.1(b) or 7.2(b), as applicable.

(b)          Mutual Agreement. This Agreement may be terminated in its entirety at any time upon mutual written agreement between the Parties.

(c)          Material Breach. Either Party may terminate this Agreement at any time upon written notice to the other Party if the other Party is in material default or breach of this Agreement and such material default or breach is not cured within (i) sixty (60) days after written notice thereof is delivered to the defaulting or breaching Party, or (ii) in the case of a breach that cannot be cured within sixty (60) days, within a reasonable period not exceeding one hundred twenty (120) days after written notice thereof is delivered to the defaulting or breaching Party, so long as the breaching party is making a good faith effort to cure such default. Termination shall not be the sole remedy for material breach of this Agreement, and a Party may choose to continue to perform hereunder and in response to any material breach may bring a claim for damages (including a reduction in consideration due hereunder going forward) and other available remedies under Section 15.11 and injunctive relieve under Section 15.12, and bringing such a claim in good faith shall not constitute a breach of this agreement.

(d)          If either Party shall (a) become bankrupt or insolvent, (b) file for a petition therefor, (c) make an assignment for the benefit of creditors, or (d) have a receiver appointed for its assets, which appointment shall not be vacated within sixty (60) days after the filing, then the other Party shall be entitled to terminate this Agreement forthwith by written notice to such Party.

(e)          PMR Trial Costs. If Acerus, acting reasonably and in good faith, determines that the amounts that are, or may become, payable to Aytu pursuant to Section 3.3(b) of this Agreement in connection with the Cardiovascular PMR and/or any PMR Trial, are such that remaining subject to this Agreement would no longer be economically viable for Acerus, this Agreement may be terminated by Acerus upon six (6) months’ prior written notice to Aytu, provided that Acerus shall be required to: (i) pay Aytu any amounts owing to Aytu pursuant to Section 3.3(b) outstanding prior to the effective date of termination by no later than such effective date of termination; and (ii) fulfill any valid Purchase Orders submitted by Aytu prior to the effective date of termination.

(f)          Challenge. If at any time during the Term, Aytu brings a proceeding or action challenging the validity, scope, enforceability or ownership of any of the Acerus Patents or Acerus Trademarks licensed to Aytu under this Agreement, Acerus shall have, at its sole option, the right to terminate this Agreement upon notice to Aytu, such termination to be effective only if Aytu does not withdraw such challenge as soon as reasonably practicable after such notice. Without limiting the generality of the foregoing, Aytu specifically agrees that filing a request for re-examination, knowingly copying patent claims so as to institute an interference, or filing an opposition with respect to any of the Acerus Patents shall be deemed a challenge under this Section 14.2(f)).

14.3         Consequences of Termination.

(a)          Surviving Payments. Any payments contemplated to survive termination in accordance with Section 7.1(b), 7.2(b) and 14.2(a) shall remain payable in accordance with the terms and conditions of such sections.

(b)          Sell Off of Product. Upon expiration of the Term or termination of this Agreement pursuant to Section 14.2, the rights granted to Aytu under this Agreement shall survive such expiration or termination only such that Aytu shall have the right to sell off Product then in Aytu’s inventory or on order from Acerus on the date on which the applicable notice of termination is provided or the Agreement otherwise expires; provided that Aytu pays to Acerus any payments due in accordance with Section 7.2 (including, for greater certainty, any milestone payments that become payable as a result of Net Sales of the Product in the period during which Product is being sold off in accordance with this Section 14.3(a)) or Section 7.3. Any other license provided for by Acerus to Aytu in this Agreement shall, upon any such termination or expiration, immediately and automatically terminate.

(c)          Return of Regulatory Submissions. Promptly following any expiration of the Term or termination of this Agreement pursuant to Section 14.2, (1) Aytu shall assign to Acerus all Regulatory Submissions for the Product and shall submit to the FDA and any other Regulatory Authorities in the Territory all necessary documentation to transfer legal and record ownership of all Regulatory Submissions for the Product (including any Post-Approval Regulatory Submissions, and including any INDs and the Product NDA) to Acerus and (2) Aytu shall assign to Acerus all trademarks used in the commercialization of the Product (to the extent not already owned by Acerus).

(d)          Return of Confidential Information. Upon expiration of the Term or termination of this Agreement in its entirety, unless otherwise directed by Aytu, Acerus shall promptly return all Aytu Confidential Information to Aytu, except for a single copy or sample for documentation purposes only. Upon expiration or termination of this Agreement in its entirety, unless otherwise directed by Acerus, Aytu shall promptly return all Acerus Confidential Information to Acerus, except for a single copy or sample to be retained for documentation purposes only.

(e)          Accrued Obligations. Except as set forth herein, any termination or expiration of this Agreement shall not relieve either Party of any obligation which has accrued prior to the effective date of such termination or expiration, which obligations shall remain in full force and effect for the period provided therein.

(f)          Remedies. Termination of this Agreement in accordance with and fulfillment of all obligations set forth in this ARTICLE 14 shall not affect any other rights or remedies that may be available to a Party in law or equity, all remedies being cumulative and not exclusive.

ARTICLE 15

MISCELLANEOUS

15.1         Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted to be given to any Party shall be in writing and shall be deemed given only (a) when delivered to the Party personally, (b) five (5) days after sent to the Party by registered mail, return receipt requested, postage prepaid, (c) the second Business Day after sent by a nationally recognized courier service guaranteeing next-day or second-day delivery, charges prepaid, in each case addressed to the Party at its address set forth below, or (d) the first Business Day after sent by facsimile transmission to the number set forth below, or at such other address or fax number as such Party may from time to time specify by notice given in the manner provided herein to the Party entitled to receive notice hereunder:

For Acerus:	Acerus Pharmaceuticals SRL
Suite B, Durants Business Center
Durants, Christ Church
Barbados BB17097

Attention: Vice President, Finance
FAX: 246-420-7550

With a copy to:	Acerus Pharmaceuticals Corporation
2486 Dunwin Drive
Mississauga, Ontario
L5L 1J9

Attention: President and Chief Executive Officer
FAX: 905.569.1809

For Aytu:	Aytu BioScience, Inc.
373 Inverness Parkway, Suite 206
Englewood, CO 80112 USA
Attn: Chief Executive Officer

With copies to:	Wyrick, Robbins, Yates, & Pontin, LLP
4101 Lake Boone Trail, Suite 300
Raleigh, NC 27607 USA
Attn: W. David Mannheim, Esq.

15.2         Entire Agreement. This Agreement, the Quality Agreement and the Safety Agreement (including any Schedules other attachments hereto or thereto, as applicable) constitutes the entire agreement between the Parties with respect to the subject matter hereof, and no oral or written statement may be used to interpret or vary the meaning of the terms and conditions hereof. This Agreement supersedes any prior or contemporaneous agreements and understandings, whether written or oral, between the Parties with respect to the subject matter hereof, including the Confidentiality Agreement between Acerus and Aytu dated January 27, 2016 (the “Existing CDA”). All information disclosed by Acerus pursuant to the Existing CDA shall be deemed Acerus Confidential Information for the purposes of this Agreement.

15.3         Assignment. Neither Party may assign or otherwise transfer this Agreement without the prior written consent of the other Party, except that either Party may assign this Agreement without the consent of the other Party to any Affiliate or in connection with the acquisition of such Party or the sale of all or substantially all of the assets of such Party. Any assignment of this Agreement in violation of this Section 15.3 shall be null and void. Assignment of this Agreement by either Party shall not relieve the assignor of its obligations hereunder. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

15.4         Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to minimize the effect of and overcome or remove the cause or condition causing such force majeure. For purposes of this Agreement, force majeure shall include conditions beyond the control of the Parties, including, without limitation, an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of a force majeure affecting such Party.

15.5         Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of the Agreement.

15.6         Independent Contractor. Each Party shall be acting as an independent contractor in performing under this Agreement and shall not be considered or deemed to be an agent, employee, joint venturer or partner of the other Party.

15.7         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

15.8         No Third-Party Beneficiaries. Except as provided in ARTICLE 13 in respect to Acerus Indemnitees and Aytu Indemnitees, nothing in this Agreement, either express or implied, is intended to or shall confer upon any Third Party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

15.9         Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by authorized representatives of Aytu and Acerus.

15.10         Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America (without giving effect to principles of conflicts of laws that would require the application of any other law) and the federal laws of the U.S., in each case without reference to choice of law rules.

15.11         Dispute Resolution. In the event of any dispute under this Agreement (other than disputes excluded in subsection (a) below), the Parties shall refer such dispute to the Applicable Senior Officers for attempted resolution by good faith negotiations within thirty (30) days after such referral is made. If the Applicable Senior Officers are unable to resolve the dispute within the time allotted, either Party may proceed as set forth below.

(a)          Alternative Dispute Resolution. Any dispute, controversy or claim arising out of or relating to the validity, construction, enforceability or performance of this Agreement, including disputes relating to an alleged breach or to termination of this Agreement and including any claim of inducement by fraud or otherwise, but excluding any dispute, controversy or claim arising out of or relating to the validity, enforceability, or infringement of any Acerus Patent or any suit for injunctive relief under Section 15.12 (which shall be submitted to a court of competent jurisdiction), shall be settled by mediation and arbitration in the manner described below:

(b)          Mediation. The Applicable Senior Officers shall select a mediator with appropriate expertise in the subject matter to which the dispute relates, who will be engaged to resolve the dispute. If the Applicable Senior Officers cannot agree on a mediator within fifteen (15) days, each Party may seek appropriate resolution through arbitration as described below. If the Parties are unable to resolve their dispute through mediation within ninety (90) days after selection of the mediator(s), either Party may seek appropriate resolution through arbitration as described below.

(c)          Arbitration. Any dispute, controversy or claim arising out of or relating to the validity, construction, enforceability or performance of this Agreement which is not resolved by mediation, including disputes relating to alleged breach or to termination of this Agreement (other than disputes referred to in Section 15.11(a) that are to be submitted to a court of competent jurisdiction), shall be settled by binding arbitration (“Arbitration”) in the manner described below:

(d)          If a Party intends to begin an Arbitration to resolve a dispute, such Party shall provide written notice (the “Arbitration Request”) to the other Party informing such other Party of such intention and the issues to be resolved. Within ten (10) Business Days after the receipt of the Arbitration Request, the other Party may, by written notice to the Party initiating Arbitration, add additional issues to be resolved.

(e)          Procedure. The Arbitration shall be conducted pursuant to the then-current JAMS Streamlined Arbitration Rules & Procedures for disputes involving $3,000,000 or less and the JAMS Comprehensive Arbitration Rules & Procedures for disputes involving more than $3,000,000 or involving a right to terminate this Agreement under Section 14.2(c) or (d) or (e)). Notwithstanding those rules, the following provisions shall apply to the Arbitration hereunder:

(i)          Arbitrator. In the event that the dispute at issue involves an amount less than $3,000,000, the Arbitration shall be conducted by one (1) arbitrator (the “Threshold 1 Arbitrator”). In the event, however, that the dispute at issue involves an amount greater than $3,000,000 or the termination of this Agreement under Section 14.2(c) or (d) or (e), the Arbitration shall be conducted by a panel of three (3) arbitrators (collectively, with the Threshold 1 Arbitrator, the “Arbitrators”). The Arbitrators shall be selected from a pool of retired independent federal judges to be presented to the Parties by JAMS. Neither Party shall engage in ex parte contact with the Arbitrators.

(ii)         Proceedings. The time periods set forth in the applicable JAMS rules shall be followed, unless a Party can demonstrate to the Arbitrators that the complexity of the issues or other reasons warrant the extension of one or more of the time tables. Notwithstanding the foregoing, the Arbitrators shall render a written opinion setting forth findings of fact and conclusions of law with the reason therefor stated within no later than six (6) months from the date on which the Arbitrators were appointed to the dispute. A transcript of the evidence adduced at the hearing shall be made and, upon request, shall be made available to each Party. The Arbitrators shall, in rendering their decision, apply the substantive law of the State of New York and the federal law of the U.S., in each case without regard to conflict of laws provisions, except that the interpretation of and enforcement of this Section 15.11 shall be governed by the Federal Arbitration Act. The Arbitrator shall apply the Federal Rules of Evidence to the hearing. The proceeding shall take place in New York, New York, or such other location as the Parties may agree. The fees of the Arbitrators and JAMS shall be paid by the losing Party, which shall be designated by the Arbitrator. If the Arbitrator is unable to designate a losing Party, it shall so state and the fees shall be split equally between the Parties.

(iii)        Award. Subject to Section 15.12, the Arbitrator is empowered to award any remedy allowed by law, including money damages, prejudgment interest and attorneys’ fees, and to grant final, complete, interim, or interlocutory relief, including injunctive relief.

(iv)        Costs. Except as set forth in Sections 15.11(d)(ii) and (iii) above, each Party shall bear its own legal fees and costs.

(v)         Confidentiality. The Arbitration proceeding shall be confidential and the Arbitrators shall issue appropriate protective orders to safeguard each Party’s Confidential Information. Except as required by law, no Party shall make (or instruct the Arbitrators to make) any public announcement with respect to the proceedings or decision of the Arbitrators without prior written consent of each other Party. The existence of any dispute submitted to Arbitration, and the award, shall be kept in confidence by the Parties and the Arbitrators, except as required in connection with the enforcement of such award or as otherwise required by applicable law.

(vi)        Judgment; Provisional Remedies. Any court of competent jurisdiction may enter judgment upon any award. The Parties consent to the jurisdiction of the above-specified Court for the enforcement of these provisions and the entry of judgment on any award. Each Party has the right before or during the arbitration to seek and obtain from the appropriate court provisional remedies such as attachment, preliminary injunction, replevin, etc. to avoid irreparable harm, maintain the status quo, or preserve the subject matter of the arbitration.

(vii)       Language. All pleadings, complaints and other documents filed or presented in connection with, and all proceedings in, any dispute resolution proceeding described in this Section 15.11 must be in the English language.

15.12         Injunctive Relief. Each Party shall be entitled to seek injunctive relief to enforce the respective covenants and agreements of the Parties in this Agreement, including, without limitation, the respective rights and obligations of the Parties under Articles 5, 8 and 10.

15.13         Nature of Licenses. All rights and licenses granted pursuant to this Agreement are, and shall otherwise be deemed to be, for purposes of 11 U.S.C. § 365(n) of the Bankruptcy Laws, licenses of rights to “intellectual property” as defined under 11 U.S.C. § 101(35A) of the Bankruptcy Laws. The Parties agree that Aytu, as a licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights, including any right to enforce any exclusivity provision of this Agreement, remedies, and elections under Bankruptcy Laws. To the fullest extent permitted by law, the Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against Acerus under the Bankruptcy Laws, Aytu shall be entitled to all applicable rights under 11 U.S.C. § 365(n) of the Bankruptcy Laws, including copies and access to, as appropriate, any such intellectual property and all embodiments of such intellectual property upon written request therefor by Aytu, and such, if not already in its possession, shall be promptly delivered to Aytu.

15.14         Waiver of Jury Trial. EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY.

15.15         Limitation of Liability. IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR LOST PROFITS OR FOR ANY SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, HOWEVER CAUSED, ON ANY THEORY OF LIABILITY AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, ARISING UNDER ANY CAUSE OF ACTION AND ARISING IN ANY WAY OUT OF THIS AGREEMENT. THE FOREGOING LIMITATION WILL NOT LIMIT EITHER PARTY’S INDEMNIFICATION OBLIGATIONS TO THE OTHER PARTY IN RESPECT OF ANY THIRD PARTY CLAIM OR UNDER ARTICLE 13 OR OF ARTICLE 10.

15.16         Survival. Sections 7.1(b), 7.2(b), 7.8, 8.2, 12.3, 14.2, and 14.3, and ARTICLE 9, 0, ARTICLE 13 and ARTICLE 15 shall survive any termination or expiration of this Agreement.

15.17         No Waiver. The failure of either Party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such Party thereafter to enforce such provisions.

15.18         Counterparts. This Agreement may be executed in one or more counterparts, and by the respective Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same Agreement.

[SIGNATURES FOLLOW ON NEXT PAGE]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective duly authorized officers.

ACERUS PHARMACEUTICALS SRL

By:

Name:

Title:

AYTU BIOSCIENCE, INC.

By:

Name:

Title:

[Signature Page to License and Supply Agreement]